                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement of a summary of the 2007 Annual Report.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     - the Registrant's plan to continue to place top priority on resources exploration and development and further consolidate its leading position of the upstream business in China;

     - the Registrant's plan to speed up modification of the strategic structure of its refinery and petrochemical business and to develop such business in an orderly and efficient manner;

     - the Registrant's plan to enhance the construction of strategic pipelines and the domestic pipeline network; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                    (HONG KONG STOCK EXCHANGE STOCK CODE: 857

                   SHANGHAI STOCK EXCHANGE STOCK CODE: 601857)

            RESULTS ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 2007
                       (SUMMARY OF THE 2007 ANNUAL REPORT)

1    IMPORTANT NOTICE

1.1 The Board of Directors of PetroChina Company Limited (the "Company"), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

     This announcement is a summary of the 2007 Annual Report. Full version of the 2007 Annual Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn). Investors should read the 2007 Annual Report carefully for more details.

1.2 The 2007 Annual Report has been approved unanimously at the tenth meeting of the Third Session of the Board. No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the 2007 Annual Report.

1.3 Mr Duan Wende, Director of the Company, was absent from the tenth meeting of the Third Session of the Board. Mr Duan Wende authorised in writing Mr Zhou Jiping to attend this meeting by proxy and to exercise his voting rights on his behalf.

1.4 The financial statements of the Company and its subsidiaries (the "Group") for the year ended December 31, 2007 prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the "MOF") on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the "Accounting Standard for Business Enterprises", "China Accounting Standards" or "CAS") and the International Financial Reporting Standards ("IFRS") have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements.

1.5 Mr Jiang Jiemin, Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in the 2007 Annual Report.

2 BASIC INFORMATION OF THE COMPANY

     2.1 BASIC INFORMATION OF THE COMPANY

STOCK NAME               PetroChina                          PetroChina           PetroChina
STOCK CODE               857                                 PTR                  601857
PLACE OF LISTING         Hong Kong Stock Exchange            The New York Stock   Shanghai Stock
                                                             Exchange, Inc        Exchange
REGISTERED ADDRESS AND   World Tower, 16 Andelu, Dongcheng
OFFICE ADDRESS           District, Beijing, PRC
POSTAL CODE              100011
WEBSITE                  http://www.petrochina.com.cn
EMAIL ADDRESS            xwzou@petrochina.com.cn

     2.2 CONTACT PERSONS OF THE COMPANY AND MEANS OF COMMUNICATION

                    SECRETARY TO THE BOARD OF           REPRESENTATIVE ON      REPRESENTATIVE OF THE HONG
                            DIRECTORS                  SECURITIES MATTERS      KONG REPRESENTATIVE OFFICE
                ---------------------------------   ------------------------   --------------------------
NAME            Li Huaiqi                           Liang Gang                 Mao Zefeng
ADDRESS         World Tower, 16 Andelu, Dongcheng                              Suite 3606, Tower 2, Lippo
                District, Beijing, PRC                                         Centre, 89 Queensway, Hong Kong
POSTAL CODE     100011
TELEPHONE       86 (10)8488 6270                    86 (10)8488 6959           (852) 2899 2010
FACSIMILE       86 (10)8488 6260                    86 (10)8488 6260           (852) 2899 2390
EMAIL ADDRESS   xwzou@petrochina.com.cn             liangg@petrochina.com.cn   hko@petrochina.com.hk

3 SUMMARY OF ACCOUNTING DATA AND FINANCIAL INDICATORS

     3.1 KEY ACCOUNTING DATA AND FINANCIAL INDICATORS PREPARED UNDER IFRS

                                                         Unit: RMB Million
                             ------------------------------------------------------------------------
                                 YEAR ENDED          YEAR ENDED      YEAR-ON-YEAR       YEAR ENDED
ITEMS                        DECEMBER 31, 2007   DECEMBER 31, 2006    CHANGE (%)    DECEMBER 31, 2005
-----                        -----------------   -----------------   ------------   -----------------
Turnover                          835,037             688,978            21.2            552,229
Profit attributable to
   equity holders of the
   Company                        145,625             142,224             2.4            133,362
Cash flows from operating
   activities                     203,748             198,102             2.9            203,885
Basic and diluted earnings
   per share for profit
   attributable to equity
   holders of the Company
   (RMB/share)                       0.81                0.79             2.0              0.75
Cash flows from operating
   activities per share
   (RMB/share)                       1.13                1.11             1.8              1.15

                           AS AT DECEMBER   AS AT DECEMBER   YEAR-ON-YEAR   AS AT DECEMBER 31,
ITEMS                         31, 2007         31, 2006       CHANGE (%)           2005
-----                      --------------   --------------   ------------   ------------------
Total assets                  1,060,131         872,163          21.6             778,067
Equity attributable to
   equity holders of the
   Company                      733,405         586,677          25.0             515,389
Net assets per share
   (RMB/share)                     4.01            3.28          22.3                2.88

     3.2 KEY ACCOUNTING DATA AND FINANCIAL INDICATORS PREPARED UNDER CAS

     3.2.1 Key accounting data

                                                       Unit: RMB Million
                           ------------------------------------------------------------------------
                               YEAR ENDED          YEAR ENDED      YEAR-ON-YEAR       YEAR ENDED
ITEMS                      DECEMBER 31, 2007   DECEMBER 31, 2006    CHANGE (%)    DECEMBER 31, 2005
-----                      -----------------   -----------------   ------------   -----------------
Operating income                835,037             688,978            21.2            552,229
Operating profit                193,958             192,325             0.8            189,369
Profit before taxation          192,825             189,790             1.6            185,029
Net profit
   attributable to
   equity holders of the
   Company                      134,574             136,229            (1.2)           127,867
Net profit after
   deducting non-
   recurring profit/loss
   items attributable to
   equity holders of the
   Company                      136,025             138,277            (1.6)           127,660
Net cash flows from
   operating activities         210,819             205,442             2.6            209,548

                           AS AT DECEMBER   AS AT DECEMBER   YEAR-ON-YEAR   AS AT DECEMBER 31,
ITEMS                         31, 2007         31, 2006       CHANGE (%)           2005
-----                      --------------   --------------   ------------   ------------------
Total assets                   994,092          815,144          22.0             725,414
Equity attributable
   to equity holders of
   the Company                 677,367          541,467          25.1             476,238

     3.2.2 Key financial indicators

                                                                     Unit: RMB
                                     ------------------------------------------------------------------------------
                                         YEAR ENDED          YEAR ENDED         YEAR-ON-YEAR         YEAR ENDED
ITEMS                                DECEMBER 31, 2007   DECEMBER 31, 2006       CHANGE (%)       DECEMBER 31, 2005
-----                                -----------------   -----------------   ------------------   -----------------
Basic earnings per share                    0.75                0.76                      (1.3)          0.72
Diluted earnings per share                  0.75                0.76                      (1.3)          0.72
Basic earnings per share after
   deducting non-recurring
   profit/loss items                        0.76                0.77                      (1.3)          0.72
Fully diluted return on net                                                               (5.3)
   assets (%)                               19.9                25.2          percentage point)          26.8
Weighted average return on net                                                            (3.5)
   assets (%)                               22.8                26.3          percentage point)          28.9
Fully diluted return on net
   assets after deducting non-                                                            (5.4)
   recurring profit/loss items (%)          20.1                25.5          percentage point)          26.8
Weighted average return on net
   assets after deducting
   non-recurring profit/loss                                                              (3.7)
   items (%)                                23.0                26.7          percentage point)          28.8
Net cash flows per share from
   operating activities                     1.17                1.15                       1.7           1.19

                                    AS AT DECEMBER   AS AT DECEMBER   YEAR-ON-YEAR   AS AT DECEMBER 31,
ITEM                                   31, 2007         31, 2006       CHANGE (%)           2005
----                                --------------   --------------   ------------   ------------------
Net assets per share
   attributable to equity holders
   of the Company                        3.70             3.02            22.5              2.66

      3.2.3 Non-recurring profit/loss item

     [X] Applicable [ ] Not applicable

                                                Unit: RMB Million
                                                -----------------
                                                    YEAR ENDED
                                                DECEMBER 31, 2007
NON-RECURRING PROFIT/LOSS ITEMS                   (PROFIT)/LOSS
-------------------------------                 -----------------
Loss on disposal of non-current assets*                 753
Other non-operating net income and expenses           1,371
Government grants                                      (388)
Tax effect of non-recurring profit/loss items          (443)
                                                      -----
Total                                                 1,293
                                                      =====

*    Excluding exploratory dry holes

     3.2.4 Items to which fair value measurement is applied

     [ ] Applicable [X] Not applicable

     3.3 DIFFERENCES BETWEEN CAS AND IFRS

     [X] Applicable [ ] Not applicable

                                                              Unit: RMB Million
                                                   ---------------------------------------
                                                     CAS                  IFRS
                                                   -------   -----------------------------
Net profit (including minority interest) for the
   year ended December 31, 2007                    143,494                         155,229
Equity (including minority interest) as at
   December 31, 2007                               715,071                         776,347
Analysis of differences                                      See Section 9.2.3 for details

4 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

     4.1 CHANGES IN SHAREHOLDINGS

                                                                   Unit: Shares

                         PRE-MOVEMENT                       INCREASE/DECREASE (+/-)                       POST-MOVEMENT
                  -------------------------- ----------------------------------------------------- --------------------------
                                                                  CONVERSION
                     NUMBERS OF   PERCENTAGE                BONUS    FROM                             NUMBERS OF   PERCENTAGE
                       SHARES         (%)       NEW ISSUE   ISSUE  RESERVES  OTHERS    SUB-TOTAL        SHARES         (%)
                  --------------- ---------- -------------- ----- ---------- ------ -------------- --------------- ----------
I  Shares with
   selling
   restrictions   157,922,077,818    88.21   +1,000,000,000   --      --        --  +1,000,000,000 158,922,077,818    86.83

1. State-owned
   shares         157,922,077,818    88.21               --   --      --        --              -- 157,922,077,818    86.29

2. Shares held by
   state-owned
   companies                   --       --               --   --      --        --              --              --       --

3. Shares held by
   other
   domestic
   investors                   --       --   +1,000,000,000   --      --        --  +1,000,000,000   1,000,000,000     0.54

   of which:

   Shares held
   by companies
   other than
   state-owned
   companies                   --       --   +1,000,000,000   --      --        --  +1,000,000,000   1,000,000,000     0.54

   Shares held
   by domestic
   natural
   persons                     --       --               --   --      --        --              --              --       --

   4. Shares
   held by
   foreign
   investors                   --       --               --   --      --        --              --              --       --

II Shares
   without
   selling
   restrictions    21,098,900,000    11.79   +3,000,000,000   --      --        --  +3,000,000,000  24,098,900,000    13.17

1. RMB-
   denominated
   ordinary
   shares                      --       --   +3,000,000,000   --      --        --  +3,000,000,000   3,000,000,000     1.64

2. Shares
   traded in
   non-RMB
   currencies
   and listed
   domestically                --       --               --   --      --        --              --              --       --

3. Shares listed
   overseas        21,098,900,000    11.79               --   --      --        --              --  21,098,900,000    11.53

4. Others                      --       --               --   --      --        --              --              --       --

III Total Shares  179,020,977,818   100.00   +4,000,000,000   --      --        --  +4,000,000,000 183,020,977,818   100.00


Changes in Shares with Selling Restrictions

                                                                    Unit: Shares

                                                      NUMBER OF
                NUMBER OF SHARES     NUMBER OF        ADDITIONAL       NUMBER OF
                  WITH SELLING      SHARES WITH      SHARES WITH      SHARES WITH
                 RESTRICTIONS AT      SELLING          SELLING          SELLING                                         EXPIRY DATE
NAME OF         THE BEGINNING OF    RESTRICTIONS   RESTRICTIONS IN  RESTRICTIONS AT                                     OF SELLING
SHAREHOLDERS          2007        EXPIRED IN 2007        2007       THE END OF 2007  REASONS FOR SELLING RESTRICTIONS  RESTRICTIONS
------------    ----------------  ---------------  ---------------  ---------------  --------------------------------  ------------
China National   157,922,077,818          0                     0   157,922,077,818  In October 2007, the Company      November 5,
Petroleum                                                                            offered its RMB-denominated       2010
Corporation                                                                          ordinary shares (A shares) to
("CNPC")                                                                             the public for the first time.
                                                                                     At that time, CNPC undertook
                                                                                     that "for a period of 36 months
                                                                                     commencing from the date of
                                                                                     listing of the A shares of the
                                                                                     Company on the Shanghai Stock
                                                                                     Exchange, it will not transfer
                                                                                     or entrust others for the
                                                                                     management of the A shares which
                                                                                     it holds, or allow such shares
                                                                                     to be repurchased by the
                                                                                     Company. However, certain shares
                                                                                     held by CNPC, which may be
                                                                                     subsequently listed on overseas
                                                                                     stock exchanges after obtaining
                                                                                     necessary approvals in the PRC,
                                                                                     are not subject to the
                                                                                     restriction of the 36-month
                                                                                     lock-up period."

Shares placed                  0          0         1,000,000,000     1,000,000,000  In October 2007, the Company      February 5,
off-line                                                                             offered its RMB-denominated       2008
                                                                                     ordinary shares (A shares) to
                                                                                     the public for the first time.
                                                                                     Shares that have been placed
                                                                                     with target placees off-line are
                                                                                     subject to a lock-up period of
                                                                                     three months from the date of
                                                                                     listing of the shares on the
                                                                                     Shanghai Stock Exchange.
                 ---------------        ---         -------------   ---------------
Total            157,922,077,818          0         1,000,000,000   158,922,077,818  --                                --
                 ---------------        ---         -------------   ---------------

     4.2 NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS

     The number of shareholders of the Company as at December 31, 2007 was 1,883,990, including 1,879,207 holders of A shares and 4,783 holders of H shares (including holders of the American Depository Shares). The public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules").

     4.2.1 Shareholdings of the top ten shareholders Unit: Shares


                                                                    Unit: Shares

                                                                                          NUMBER OF        NUMBER OF
                                                                                        SHARES WITH     SHARES PLEDGED
                                                    PERCENTAGE OF      NUMBER OF          SELLING        OR SUBJECT TO
NAME OF SHAREHOLDERS         NATURE OF SHARES    SHAREHOLDING (%)     SHARES HELD       RESTRICTIONS       LOCK-UPS
--------------------        ------------------   ----------------   ---------------   ---------------   --------------
CNPC(1)                     State-owned shares         86.29        157,922,077,818   157,922,077,818          0

HKSCC Nominees Limited(2)        H shares              11.44         20,937,754,152                 0          0

China Life Insurance
(Group) Company-
Traditional- Ordinary
Insurance Product(3)             A shares              0.031             56,797,000        25,069,000          0

China Life Insurance
Company Limited -
Dividends - Personal
Dividends - 005L -FH002
Shanghai(3)                      A shares              0.016             30,238,570        25,069,000          0

China Life Insurance
Company Limited -
Traditional -
Ordinary Insurance
Product - 005L - CT001
Shanghai(3)                      A shares              0.014             25,069,000        25,069,000          0

China Life Insurance
Company Limited -
Dividends - Group
Dividends - 005L -FH001
Shanghai(3)                      A shares              0.014             25,069,000        25,069,000          0

Ping An Life Insurance
Company of China, Ltd. -
Traditional - Ordinary
Insurance Products(3)            A shares              0.014             25,069,000        25,069,000          0

New China Life Insurance
Company Limited-Dividends
-Group Dividends-018L
FH001 Shanghai(3)                A shares              0.014             25,069,000        25,069,000          0

Ping An Life Insurance
Company of China, Ltd. -
Proprietary Funds(3)             A shares              0.014             25,069,000        25,069,000          0

Ping An Life Insurance
Company of China, Ltd.
-Dividends-Personal
Insurance Dividends(3)           A shares              0.014             25,069,000        25,069,000          0

Note 1: CNPC is a substantial shareholder within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "Securities and Futures Ordinance") whose interest is recorded in the register of interests in shares and short positions kept by the Company pursuant to
     Section 336 of the Securities and Futures Ordinance.

Note 2: HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of shareholders.

Note 3: Placees placed with A shares of the Company off-line who became one of the top ten shareholders of the Company shall not trade or transfer the shares held by them within three months commencing from November 5, 2007.

     4.2.2 Shareholdings of top ten shareholders of shares without selling restrictions

                                                                                                             Unit: Shares
RANKING   NAME OF SHAREHOLDERS                                                     NUMBER OF SHARES HELD   TYPES OF SHARES
-------   --------------------                                                     ---------------------   ---------------
   1      HKSCC Nominees Limited                                                      20,937,754,152           H shares
   2      China Life Insurance (Group) Company - Traditional - Ordinary
          Insurance Products                                                              31,728,000           A shares
   3      Bank of China -- Shanghai and Shenzhen 300 Index Jiashi Securities
          Investment Fund                                                                 14,035,426           A shares
   4      China Construction Bank -- Boshi Yufu Securities Investment Fund                12,626,642           A shares
   5      China Pacific Insurance (Group) Co., Ltd. -- Group Level--Proprietary
          Funds -- 012G--ZY001 Shanghai                                                    7,387,982           A shares
   6      Ling Foo Sang and Wong Ngar Kum                                                  6,912,000           H shares
   7      Tongde Securities Investment Fund                                                6,906,951           A shares
   8      Baosteel Co., Ltd.                                                               6,440,000           A shares
   9      Sinochem Corporation                                                             5,819,000           A shares
  10      China Life Insurance Company Limited -- Dividends--Personal
          Dividends-- 005L--FH002 Shanghai                                                 5,169,570           A shares

     Statement on the connection or activities acting in concert among the above-mentioned shareholders: Except for China Life Insurance (Group) Company-Traditional-Ordinary Insurance Products, China Life Insurance Company Limited - Dividends - Personal Dividends-005L-FH002 Shanghai, China Life Insurance Company Limited- Traditional-Ordinary Insurance Product-005L-CT001 Shanghai and China Life Insurance Company Limited-Dividends-Group Dividends-005L-FH001 Shanghai, all of which are under the management of China Life Insurance Asset Management Co., Ltd and Ping An Life Insurance Company of China, Ltd.-Traditional-Ordinary Insurance Products, Ping An Life Insurance Company of China, Ltd.-Proprietary Funds and Ping An Life Insurance Company of China, Ltd.-Dividends-Personal Insurance Dividends, all of which are under the management of Ping An Asset Management Co. Ltd., the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

     4.2.3 Shareholdings of Substantial Shareholders of H Shares

     As at December 31, 2007, according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance, the person in the following table and note has an interest or short position in the H shares of the Company:

                                               PERCENTAGE OF SUCH
                                             SHARES IN THAT CLASS OF     PERCENTAGE OF TOTAL
NAME OF SHAREHOLDER    NUMBER OF SHARES   THE ISSUED SHARE CAPITAL (%)    SHARE CAPITAL (%)
-------------------   -----------------   ----------------------------   -------------------
UBS AG (Note)         1,089,453,631 (L)            5.16 (L)                     0.60
                        414,468,390 (S)            1.96 (S)                     0.23

Note: UBS AG, through various wholly-owned subsidiaries, has an interest in 1,089,453,631 H shares of the Company.

     As at December 31, 2007, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the H shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

     4.3 INFORMATION ON CONTROLLING SHAREHOLDER AND THE ULTIMATE CONTROLLER

     4.3.1 Change in the controlling shareholders and the ultimate controller during the reporting period

     [ ] Applicable   [X] Not applicable

     4.3.2 Information on controlling shareholder and the ultimate controller

     The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company
(Chinese Characters). CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB240,440.02 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. CNPC is the ultimate controller of the Company.

     4.3.3 The equity interest structure and controlling relationship between the Company and the ultimate controller

                        |------------------------------|
                        |             CNPC             |
                        |------------------------------|
                                       |
                                       | 86.29%
                                      \|/
                        |------------------------------|
                        |  PetroChina Company Limited  |
                        |------------------------------|

5 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     5.1 INFORMATION ON THE CHANGES IN THE SHAREHOLDING IN THE COMPANY HELD BY AND REMUNERATION OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     5.1.1 Information on current Directors

                                                                                                             NUMBER OF SHARES HELD
                                                                                                                 IN THE COMPANY
                                                                       REMUNERATION       WHETHER RECEIVED   ---------------------
                                                                     RECEIVED FROM THE   REMUNERATION FROM      AS AT      AS AT
                                                                     COMPANY IN 2007      OFFICES HELD IN     DECEMBER    DECEMBER
     NAME         GENDER   AGE      POSITION            TERM             (RMB'000)             CNPC           31, 2006    31, 2007
---------------   ------   ---   ---------------   ---------------   -----------------   -----------------   ---------   ---------
                                   Chairman and
Jiang Jiemin(1)      M      52      President      2007.05-2010.05          916                 No               0           0

                                    Executive
                                    Director/
                                   Senior Vice
 Duan Wende(1)       M      56      President      2007.05-2010.05          824                 No               0           0

                                  Non-Executive
   Zheng Hu          M      61       Director      2006.05-2009.05           --                Yes               0           0

                                  Non-Executive
  Zhou Jiping        M      55       Director      2007.05-2010.05           --                Yes               0           0

                                  Non-Executive
  Wang Yilin         M      51       Director      2005.11-2008.11           --                Yes               0           0

                                  Non-Executive
  Zeng Yukang        M      57       Director      2005.11-2008.11           --                Yes               0           0

                                  Non-Executive
 Gong Huazhang       M      61       Director      2005.11-2008.11           --                Yes               0           0

                                  Non-Executive
   Jiang Fan         M      44       Director      2005.11-2008.11          499                 No               0           0

                                   Independent
                                  Non-Executive
Chee-Chen Tung       M      65       Director      2005.11-2008.11          264                 No               0           0

                                   Independent
                                  Non-Executive
  Liu Hongru         M      77       Director      2005.11-2008.11          349                 No               0           0

                                   Independent
                                  Non-Executive
Franco Bernabe       M      59       Director      2006.05-2009.05          257                 No               0           0

     5.1.2 Information on current Supervisors

                                                                                                             NUMBER OF SHARES HELD
                                                                                                                 IN THE COMPANY
                                                                       REMUNERATION       WHETHER RECEIVED   ---------------------
                                                                     RECEIVED FROM THE   REMUNERATION FROM      AS AT      AS AT
                                                                     COMPANY IN 2007      OFFICES HELD IN     DECEMBER    DECEMBER
     NAME         GENDER   AGE      POSITION            TERM             (RMB'000)             CNPC           31, 2006    31, 2007
---------------   ------   ---   ---------------   ---------------   -----------------   -----------------   ---------   ---------
                                   Chairman of     2005.11-2008.11           --                 Yes              0           0
                                   Supervisory
  Wang Fucheng       M      57      Committee

  Wen Qingshan       M      49     Supervisor      2005.11-2008.11           --                 Yes              0           0

  Sun Xianfeng       M      55     Supervisor      2007.05-2010.05           --                 Yes              0           0

  Zhang Jinzhu       M      59     Supervisor      2007.05-2010.05          333                  No              0           0

                                   Supervisor
                                  appointed by
                                   employees'
    Qin Gang         M      54   representatives   2005.11-2008.11          469                  No              0           0

                                   Independent
   Li Yongwu         M      63     Supervisor      2005.11-2008.11          315                  No              0           0

                                   Independent
   Wu Zhipan         M      51     Supervisor      2005.11-2008.11          319                  No              0           0

     5.1.3 Other members of the Senior Management

                                                                                                           NUMBER OF SHARES HELD
                                                                                                              IN THE COMPANY
                                                                    REMUNERATION       WHETHER RECEIVED   ----------------------
                                                                  RECEIVED FROM THE   REMUNERATION FROM      AS AT       AS AT
                                                                   COMPANY IN 2007     OFFICES HELD IN     DECEMBER     DECEMBER
     NAME          GENDER   AGE        POSITION          TERM         (RMB'000)             CNPC           31, 2006     31, 2007
----------------   ------   ---   ------------------   --------   -----------------   -----------------   ----------   ---------
Liao Yongyuan(1)      M      45     Vice President     2005.11-          712                 No                0           0

Jia Chengzao(1)       M      59     Vice President     2005.11-          667                 No                0           0

  Hu Wenrui(1)        M      58     Vice President     2005.11-          667                 No                0           0

   Sun Longde         M      45     Vice President     2007.06-          493                 No                0           0

 Shen Diancheng       M      48     Vice President     2007.06-          457                 No                0           0

  Liu Hongbin         M      44     Vice President     2007.06-          269                 No                0           0

                                    Chief Financial
 Zhou Mingchun        M      40         Officer        2007.06-          425                 No                0           0

   Li Hualin          M      45     Vice President     2007.11-           --                 No                0           0

   Lin Aiguo          M      49     Chief Engineer     2007.06-          422                 No                0           0

                                   Secretary to the
  Li Huaiqi(1)        M      58   Board of Directors   2001.08-          667                 No                0           0

Note 1: Remuneration excludes the deferred payment paid by the Company to the relevant Directors and senior management of the Company in respect of their salaries from 2004 to 2006 in the aggregate amount of RMB3,740,000 pursuant to the relevant provisions of the PRC Government.

     Each member of the senior management of the Company (including the executive Directors and Supervisors) has entered into a performance appraisal agreement with the Company. The remuneration policy of the senior management of the Company links the financial interest of the senior management with the operating results of the Company and the performance of the Company's shares in the market.

6 DIRECTORS' REPORT

     6.1 DISCUSSION AND ANALYSIS OF THE OVERALL OPERATIONS DURING THE REPORTING PERIOD

     6.1.1 Review of Results of Operations

     In 2007, faced with new changes and new trends in the macro environment both domestically and globally, the Company upheld the guiding principle of scientific development and implemented firmly the three main strategies in the areas of resources, marketing and internationalisation of operations. The Company optimised production arrangements and strengthened operations and management. The Company's production and operating activities were conducted smoothly and its principal operations continued to expand in scale. Safety production and environmental protection improved steadily. The overall business strengths of the Company were enhanced markedly.

     1. MARKET REVIEW

     (1) Crude Oil Market Review

     In 2007, on the whole, international crude oil prices continued to soar. In particular, since September 2007, oil prices broke the US$80 per barrel and US$90 per barrel marks, reaching nearly US$100 per barrel by the end of the year. In general, market considered the surge in the crude oil prices was primarily due to factors including strong growth in demand, a decline in crude oil inventories, speculative activities, geopolitical instabilities in certain oil producing countries and continued weakening of the US dollars. The annual average prices for WTI, Brent and Minas crude oil were US$72.16, US$72.38 and US$73.40 per barrel, respectively, representing an increase of US$6.12, US$7.32 and US$8.16 per barrel, respectively, over the annual average prices in 2006. Corresponding to the rise in international crude oil prices, the average price for domestic crude oil in 2007 was higher than that of 2006.

     According to the relevant statistics, domestic crude oil imports continued to increase in 2007 by 14.4% to a net total of 159 million tons compared with the previous year. Domestic crude oil output and the amount of crude oil processed reached 186 million tons and 306 million tons, respectively.

     (2) Refined Products Market Review

     In 2007, domestic refined product prices were still under the macro economic controls of the PRC Government, resulting in such prices were lower than the prices in the international market. Annual average ex-factory prices of domestic gasoline and diesel were RMB5,071 per ton and RMB4,653 per ton respectively, being RMB1,225 and RMB1,513 lower than the CIF per ton prices quoted in the Singapore market, respectively, while the maximum price difference reaching over RMB2,000 per ton in 2007. During the second half of 2007, international crude oil prices rocketed and as a result, domestic refineries incurred heavy losses in processing. Production ceased in certain local refineries. Supply in the refined products market was once very tight. On November 1, 2007, the PRC Government raised the ex-factory prices of gasoline, diesel and aviation fuel by RMB500 per ton. Balance of demand and supply was basically restored after such price increase.

     According to the relevant information, nominal consumption of domestic refined products increased by 6.9% to 186 million tons in 2007.

     (3) Chemical Products Market Review

     The PRC economy maintained steady and rapid growth in 2007 with an increase in the GDP of 11.4%. The rapid growth of the PRC economy has created a steady increase in the domestic demand for petrochemical products, including a 10.6% growth in the nominal consumption of plastic materials. Notwithstanding an increase in the production of petrochemical products in 2007 as a result of the commencement of production by certain newly installed facilities, amongst which the production capacity of polyethylene and polypropylene was increased by approximately 15% and 18% respectively as compared with those of the previous year, the overall increase in the supply of petrochemical products was moderate and limited and the supply remained relatively tight in the chemical products market as a result of the declining volume of import in chemical products. The prices of petrochemical products rocketed and the overall prices of petrochemical products were increased by 3.3% when compared with that of the previous year.

     (4) Natural Gas Market Review

     In 2007, the domestic natural gas market developed rapidly with strong growth in demand for natural gas. The external sales of natural gas reached 43.6 billion cubic metres, representing an increase of 22% as compared to that of the previous year. On August 30, 2007, the PRC Government promulgated the Policies on Natural Gas Utilisation in order to ease the supply-and-demand tension of natural gas, optimise the utilisation structure of natural gas and promote the idea of reducing energy consumption and emissions. In addition, with a view to guide the market towards a more rationalised consumption of natural gas and to narrow the difference between domestic natural gas prices and alternative energy prices, the PRC Government raised the basic ex-factory price of natural gas for industrial use by RMB400 per thousand cubic metre on November 10, 2007.

     2. BUSINESS REVIEW

     (1) Exploration and Production

     In 2007, the Group stepped up oil and gas exploration in the PRC. Major breakthroughs of strategic significance were achieved through further geological research and emphasis on the application of new technologies, and concerted efforts on oil and gas exploration activities. In particular, the Company discovered the Jidong Nanpu Oilfield which is with relatively high crude oil reserves. Moreover, significant progress was achieved during the oil and gas exploration in the Sichuan Basin, the Erdos Basin, the Songliao Basin and the Tarim Basin. With a better composition of orderly managed reserves, the Company has entered into the peak in the growth of reserves. In respect of overseas oil and gas exploration, new progress was made with discovery of relatively high reserves in regions including Chad and Kazakhstan. In 2007, the Group achieved crude oil reserve replacement ratio of 1.104 and natural gas reserve replacement ratio of 3.238.

     In the development of domestic oilfields, the policy of "steady development in the east, and rapid development in the west" was upheld. New ways in the exploration of oilfield and natural gas fields were actively adopted. The Company has extensively initiated works for the secondary recovery of mature oilfields so as to maintaining a steady oil and gas production through the deployment of various comprehensive measures including deepening fine reservoir characterisation, stabilising oil production by water-cut control, tertiary oil recovery and so forth, as well as actively promoting sophisticated technologies such as horizontal application and under-balanced drilling. The foundation for oil stabilization in the mature oilfields has been consolidated. The Company has also conducted overall assessment, planning and development building up the production capacity in new fields. In respect of regions outside China, various measures were adopted to slow down the reduction in the productivity of mature oilfields, strengthen the organisational operation and management of drilling and maintenance of wells and enhance the productivity of newly discovered wells. Through the above measures, in 2007, the total crude oil and natural gas output of the Group was 1,110.0 million barrels of oil equivalent, including 838.8 million barrels of crude oil and 1,627.0 billion cubic feet of marketable natural gas. In 2007, the lifting cost for the oil and gas operations of the Group was US$7.75 per barrel, representing an increase of 15.0% from US$6.74 per barrel in 2006.

     SUMMARY OF OPERATIONS OF THE EXPLORATION AND PRODUCTION SEGMENT

                                                                                    YEAR-ON-YEAR
                                                  UNIT            2007      2006     CHANGE (%)
                                           ------------------   -------   -------   ------------
Crude oil output                             Million barrels      838.8     830.7       1.0
Marketable natural gas output              Billion cubic feet   1,627.0   1,371.9      18.6
Oil and natural gas equivalent output        Million barrels    1,110.0   1,059.4       4.8
Proved reserves of crude oil                 Million barrels     11,706    11,618       0.8
Proved reserves of natural gas             Billion cubic feet    57,111    53,469       6.8
Proved developed reserves of crude oil       Million barrels      9,047     9,185      (1.5)
Proved developed reserves of natural gas   Billion cubic feet    26,047    22,564      15.4

     (2) Refining and Marketing

     In 2007, faced with the growing demand in the market, the Group organised refining processing meticulously, scientifically modified refining arrangements, and optimised allocation of resources actively. Safe, steady, long-term, full-load and optimised production was achieved resulting from improvement of the production control management system. Crude oil processing and production of key refined products reached a historically high level. In order to react to changes in the sales market proactively, resources were organised through various means. Production, transportation and distribution arrangements were enhanced and better co-ordinated. Allocation of resources was optimised. The scale of sales to end-users was expanded. The level of retail sales management and the quality of services were enhanced continuously. All these have paved the way to form a strongly focused and highly efficient nationwide distribution network throughout the PRC, thereby ensuring a gradual stable market supply. The Group's refineries processed 823.6 million barrels of crude oil, approximately 80% of which was supplied by the Exploration and Production segment. The Group produced approximately 71.38 million tons of gasoline, diesel and kerosene and sold approximately 85.74 million tons of these products. The cash processing cost of the Group's refineries decreased from RMB169 per ton in 2006 to RMB155 per ton in 2007.

     SUMMARY OF OPERATIONS OF THE REFINING AND MARKETING SEGMENT

                                                                                YEAR-ON-YEAR CHANGE
                                                 UNIT         2007     2006             (%)
                                           ---------------   ------   ------   --------------------
Processed crude oil                        Million barrels    823.6    785.0                    4.9
Gasoline, kerosene and diesel output           '000 ton      71,381   68,318                    4.5
of which: Gasoline                             '000 ton      22,019   22,027                  (0.04)
      Kerosene                                 '000 ton       2,017    2,064                   (2.3)
      Diesel                                   '000 ton      47,345   44,227                    7.0
Crude oil processing load                         %            97.7     95.9   1.8 percentage point
Light products yield                              %           73.99    73.48   0.5 percentage point
Refining yield                                    %           93.01    92.17   0.8 percentage point
Market share in retail                            %            37.0     34.7   2.3 percentage point
Number of service stations                       Unit        18,648   18,207                    2.4
of which: owned service  stations                Unit        17,070   16,624                    2.7
Sales volume per service station               Ton/day          8.4      7.8                    7.7

     (3) Chemicals and Marketing

     In 2007, the Group achieved economies of scale and steady operations in the Chemical and Marketing segment. Key technological and economic indicators improved continuously. Allocation of resources and production mix were further optimised. The production of chemical products and ethylene reached 15.55 million tons and 2.58 million tons, respectively.

     SUMMARY OF OPERATIONS OF THE CHEMICALS AND MARKETING SEGMENT

                                                                       YEAR-ON-YEAR
OUTPUT OF KEY CHEMICAL PRODUCTS               UNIT      2007    2006    CHANGE (%)
-------------------------------             --------   -----   -----   ------------
Ethylene                                    '000 ton   2,581   2,068       24.8
Synthetic resin                             '000 ton   3,962   3,061       29.4
Synthetic fibre raw materials and polymer   '000 ton   1,459   1,232       18.4
Synthetic rubber                            '000 ton     311     312       (0.3)
Urea                                        '000 ton   3,634   3,576        1.6

     (4) Natural Gas and Pipeline

     The Group proceeded with the construction of oil and gas pipelines on schedule and in an orderly manner. A number of long-distance main pipelines, among them the Lanzhou-Yinchuan Gas Transmission Pipeline of the West-East Gas Pipeline, the Daqing-Harbin Gas Transmission Pipeline and the Dagang-Zaozhuang Refined Oil Pipeline, were completed during 2007. A nationwide gas pipeline network is being formed connecting the four gas zones of the Company. Despatch priority of natural gas was centralised which could ensure safety in the gas transmission. Natural gas sales business has leveraged the advantage of the nationwide gas pipeline network and achieved an overall balanced development in the production, transportation and marketing, thereby ensuring a safe and steady supply of natural gas in key cities and key customers.

     SUMMARY OF OPERATIONS OF THE NATURAL GAS AND PIPELINE SEGMENT

                                                      YEAR-ON-YEAR
                          UNIT       2007     2006     CHANGE (%)
                       ----------   ------   ------   ------------
Crude oil pipeline     Kilometres   10,559    9,620        9.8
Refined oil pipeline   Kilometres    2,669    2,413       10.6
Natural gas pipeline   Kilometres   22,043   20,590        7.1

     6.1.2 Management Discussion and Analysis

     The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in the 2007 Annual Report.

     1. The financial data sets out below is extracted from the audited financial statements of the Group prepared under IFRS

     (1) Consolidated Operating Results

     For the twelve months ended December 31, 2007, profit before taxation of the Group was RMB204,381 million, representing an increase of 2.6% compared with the previous year. Net profit attributable to equity holders of the Company ("Net profit") was RMB145,625 million, representing an increase of 2.4% compared with the previous year. The main performance indicators of the Group have achieved record high again and the overall business strengths of the Group improved markedly. Major discoveries were made through the Group's oil and gas exploration. The oil and gas output reached another historical high in 2007. Production and marketing of refined products were steady, and the Group was able to effectively meet market demands. There was rapid progress in the development of natural gas pipelines, and construction of key projects was smooth. Development of the international operations of the Group has continued, paving the way for gradual expansion in the scale of the business of the Group's international operations.

     For the twelve months ended December 31, 2007, the basic and diluted earnings per share attributable to equity holders of the Company were RMB0.81 (2006: RMB0.79).

     Turnover Turnover increased 21.2% from RMB688,978 million for the twelve months ended December 31, 2006 to RMB835,037 million for the twelve months ended December 31, 2007. This was primarily due to the increases in the selling prices and changes in the sales volume of major products including crude oil, natural gas and refined products, and the efforts made by the Group in expanding resources and developing markets by making use of the opportunities presented by persistently high prices in crude oil and petrochemical products in the international market. In addition, the increase of the sales of oil and gas products during the year also increased the turnover of the Group. The table below sets out the external sales volume and average realised prices for major products sold by the Group for 2006 and 2007 and percentages of change in the sales volume and average realised prices during these two years.

                                        SALES VOLUME ('000 TON)       AVERAGE REALISED PRICE (RMB/TON)
                                    -------------------------------   --------------------------------
                                                      PERCENTAGE OF                      PERCENTAGE OF
                                     2007     2006      CHANGE (%)      2007     2006      CHANGE (%)
                                    ------   ------   -------------    ------   ------   -------------
Crude oil*                          18,730   20,066       (6.7)         3,594    3,487        3.1
Natural gas (million cubic metre,
RMB/'000 cubic metre)               43,570   35,715       22.0            693      678        2.2
Gasoline                            27,003   23,899       13.0          5,168    5,035        2.6
Diesel                              54,377   48,516       12.1          4,668    4,411        5.8
Kerosene                             3,782    2,054       84.1          4,684    4,502        4.0
Heavy oil                            8,772    8,009        9.5          2,519    2,482        1.5
Polyethylene                         2,102    1,590       32.2         10,497   10,299        1.9
Lubricant                            2,378    2,059       15.5          6,420    6,433       (0.2)

* The external sales volume of crude oil listed above is crude oil produced by the Company.

     Operating Expenses Operating expenses increased 29.4% from RMB491,002 million for the twelve months ended December 31, 2006 to RMB635,182 million for the twelve months ended December 31, 2007, of which:

     Purchases, Services and Other Expenses Purchases, services and other expenses increased 36.7% from RMB271,123 million for the twelve months ended December 31, 2006 to RMB370,740 million for the twelve months ended December 31, 2007. This was primarily due to (1) an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs; and (2) an increase in the lifting costs of oil and gas operations and the processing cost of the Group's refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of the production scale of the Group. In addition, the increase in the purchase expenses also resulted from an increase in the refined product supply operations in 2007.

     Employee Compensation Costs The remuneration paid by the Group in cash rose 15.3% or increased RMB3,752 million from RMB24,538 million to RMB28,290 million for 2007. Other employees' costs increased RMB7,703 million from RMB14,623 million to RMB22,326 million for 2007. As a result of the above increment, employees' compensation costs and benefits increased RMB11,455 million. This was primarily due to (1) an increase in the level of salaries and performance bonuses as a result of growth in the performance of the Group and the increase in the commodity price; (2) an increase in the employees' compensation costs that resulted from the expansion of the scale of operations and the retail network of the Group; and (3) a sequential increase in the welfare expenses as a result of an increase in the salaries.

     Exploration Expenses Exploration expenses increased 9.7% from RMB18,822 million for the twelve months ended December 31, 2006 to RMB20,648 million for the twelve months ended December 31, 2007. To further boost crude oil and natural gas resources, the Group undertook more exploration activities for crude oil and natural gas.

     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 8.5% from RMB61,388 million for the twelve months ended December 31, 2006 to RMB66,625 million for the twelve months ended December 31, 2007. This was primarily due to an increase in depreciation, depletion and amortisation that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties during 2007.

     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 19.3% from RMB43,235 million for the twelve months ended December 31, 2006 to RMB51,576 million for the twelve months ended December 31, 2007. This was primarily due to an increase in transportation, leasing, maintenance and other related costs that resulted from expansion in the production scale and business development.

     Taxes other than Income Taxes Taxes other than income taxes increased 30.1% from RMB56,666 million for the twelve months ended December 31, 2006 to RMB73,712 million for the twelve months ended December 31, 2007. The increase was primarily due to a sharp increase in the payment of the special levy on the sale of domestic crude oil by the Group as international crude oil prices remained high throughout 2007.

     Profit from Operations As a result of the factors discussed above, profit from operations increased 0.9% from RMB197,976 million for the twelve months ended December 31, 2006 to RMB199,855 million for the twelve months ended December 31, 2007.

     Net Exchange Loss For the twelve months ended December 31, 2007, a net exchange loss of RMB866 million was recorded. For the twelve months ended December 31, 2006, there was net exchange gain of RMB74 million. The increase in the net exchange loss was primarily due to a combination of the effects of the appreciation of Renminbi against the United States Dollar and other currencies.

     Net Interest Expenses Net interest expenses increased 39.1% from RMB1,154 million for the twelve months ended December 31, 2006 to RMB1,605 million for the twelve months ended December 31, 2007. The increase in net interest expenses was primarily due to an increase in interest expenses recognised as a result of the accretion expense in relation to asset retirement obligations.

     Profit Before Taxation Profit before taxation rose by 2.6% from RMB199,173 million for the twelve months ended December 31, 2006 to RMB204,381 million for the twelve months ended December 31, 2007.

     Taxation Taxation decreased 1.3% from RMB49,776 million for the twelve months ended December 31, 2006 to RMB49,152 million for the twelve months ended December 31, 2007. The decrease was primarily due to a reduction in the income tax of the Group for the twelve months ended December 31, 2007 as the Group reassessed its deferred taxes based on the enacted corporate income tax rate under the Corporate Income Tax Law of the PRC which came into effect on January 1, 2008.

     Net Profit As a result of the factors discussed above, net profit increased 2.4% from RMB142,224 million for the twelve months ended December 31, 2006 to RMB145,625 million for the twelve months ended December 31, 2007.

     (2) Segment Information

     EXPLORATION AND PRODUCTION

     Turnover

     Turnover increased 11.1% from RMB421,340 million for the twelve months ended December 31, 2006 to RMB468,175 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas. The average realised crude oil price of the Group in 2007 was US$65.27 per barrel, representing an increase of 9.1% from US$59.81 per barrel compared with the previous year.

     Operating Expenses

     Operating expenses increased 29.8% from RMB201,480 million for the twelve months ended December 31, 2006 to RMB261,588 million for the twelve months ended December 31, 2007. The increase was primarily due to a sharp increase in the payment of the special levy on the sale of domestic crude oil by the Group as international crude oil prices remained high throughout 2007.

     Profit from Operations

     Profit from operations decreased 6.0% from RMB219,860 million for the twelve months ended December 31, 2006 to RMB206,587 million for the twelve months ended December 31, 2007. The Exploration and Production segment remains the main source of profit of the Group.

     REFINING AND MARKETING

     Turnover

     Turnover rose 23.5% from RMB543,299 million for the twelve months ended December 31, 2006 to RMB670,844 million for the twelve months ended December 31, 2007. The increase was due to an increase in the realised selling prices of, and changes in the sales volume of, key refined products. The Refining and Marketing segment is the main source of external sales revenue of the Group.

     Operating Expenses

     Operating expenses increased 20.8% from RMB572,463 million for the twelve months ended December 31, 2006 to RMB691,524 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers, and an increase in the selling, general and administrative expenses. In addition, the increase in the operating expenses also resulted from an increase in the level of refined product supply operations in 2007.

     Loss from Operations

     Loss from operations amounted to RMB20,680 million for the twelve months ended December 31, 2007, representing a reduction of RMB8,484 million for the twelve months ended December 31, 2006. The loss from the Refining and Marketing segment was primarily due to the control of the domestic prices of refined products by the PRC Government, as a result of which despite persistently high crude oil prices, prices of refined products were lower than that of the international market.

     CHEMICALS AND MARKETING

     Turnover

     Turnover rose 24.1% from RMB82,791 million for the twelve months ended December 31, 2006 to RMB102,718 million for the twelve months ended December 31, 2007. The growth in turnover was primarily due to an increase in the selling prices and sales volume of certain chemical products.

     Operating Expenses

     Operating expenses increased 22.1% from RMB77,733 million for the twelve months ended December 31, 2006 to RMB94,887 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the purchase costs for direct materials and selling, general and administrative expenses.

     Profit from Operations

     Profit from operations increased 54.8% from RMB5,058 million for the twelve months ended December 31, 2006 to RMB7,831 million for the twelve months ended December 31, 2007. Benefiting from the advantages created by the integration of production and marketing of chemical products, the volumes of production of high value-added and special products were increased to a great extent, and operating efficiency and profitability continued to improve in the Chemicals and Marketing segment.

     NATURAL GAS AND PIPELINE

     Turnover

     Turnover increased 28.6% from RMB38,917 million for the twelve months ended December 31, 2006 to RMB50,066 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the sales volume and selling prices of natural gas, and an increase in the volume of natural gas from pipeline transmission and the average price for pipeline transmission of natural gas.

     Operating Expenses

     Operating expenses increased 25.5% from RMB29,931 million for the twelve months ended December 31, 2006 to RMB37,571 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.

     Profit from Operations

     Profit from operations increased 39.0% from RMB8,986 million for the twelve months ended December 31, 2006 to RMB12,495 million for the twelve months ended December 31, 2007. The natural gas and pipeline business grew rapidly and has become a new profit growth engine of the Group.

     (3) Assets, Liabilities and Equity

     The following table sets out the key items in the consolidated balance sheet of the Group:

                                AS AT DECEMBER 31, 2007   AS AT DECEMBER 31, 2006   PERCENTAGE OF CHANGE
                                      RMB MILLION               RMB MILLION                   %
                                -----------------------   -----------------------   --------------------
Total assets                           1,060,131                  872,163                   21.6
   Current assets                        231,175                  162,222                   42.5
   Non-current assets                    828,956                  709,941                   16.8
Total liabilities                        283,784                  254,572                   11.5
   Current liabilities                   198,095                  179,879                   10.1
   Non-current liabilities                85,689                   74,693                   14.7
Equity attributable to equity
   holders of the Company                733,405                  586,677                   25.0
   Share capital                         183,021                  179,021                    2.2
   Reserves                              217,952                  143,564                   51.8
   Retained earnings                     332,432                  264,092                   25.9
Total equity                             776,347                  617,591                   25.7

     Total assets amounted to RMB1,060,131 million, representing an increase of 21.6% from that at the end of 2006, of which:

     Current assets amounted to RMB231,175 million, representing an increase of 42.5% from the current assets as at the end of 2006. The increase in the current assets was primarily due to: an increase in cash, cash equivalents and time deposits with maturities over three months but within one year in the aggregate amount of RMB31,965 million resulting from a combination effect of the issuance of A shares by the Company and an increase in the investment activities expenditures of the Company; an increase in inventories of an amount of RMB12,429 million as a result of rising prices and volume of inventories; an increase in accounts receivable in the amount of RMB9,931 million as a result of the development of the principal operations and the increase in income from the principal operations of the Group and an increase in advances in the amount of RMB12,737 million as a result of an increase in investment expenditures.

     Non-current assets amounted to RMB828,956 million, representing an increase of 16.8% from the non-current assets as at the end of 2006. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties etc.) in the amount of RMB117,545 million.

     Total liabilities amounted to RMB283,784 million, representing an increase of 11.5% from the total liabilities as at the end of 2006, of which:

     Current liabilities amounted to RMB198,095 million, representing an increase of 10.1% from the current liabilities as at the end of 2006. The increase in current liabilities was primarily due to an increase in procurement expenditure that resulted in an increase in accounts payable and accrued liabilities of RMB24,171 million.

     Non-current liabilities amounted to RMB85,689 million, representing an increase of 14.7% from the non-current liabilities as at the end of 2006. The increase in non-current liabilities was primarily due to an increase in estimated liabilities of RMB6,280 million in relation to assets retirement obligations, and an increase in long-term borrowings of RMB4,054 million.

     Equity attributable to the equity holders of the Company amounted to RMB733,405 million, representing an increase of 25.0% from the equity attributable to equity holders of the Company as at the end of 2006. The increase in equity attributable to the Company's equity holders was primarily due to an increase in the amount of the retained earnings and the issuance of A shares resulting in an increase in the share capital and reserves.

     (4) Cash Flows

     The primary sources of funds of the Group are cash generated from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.

     The table below sets forth the cash flows of the Group for the year ended December 31, 2007 and December 31, 2006 respectively and the amount of cash and cash equivalents as at the end of each year:

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                         2007          2006
                                                     RMB MILLION   RMB MILLION
                                                     -----------   -----------
Net cash flows generated from operating activities       203,748       198,102
Net cash flows used for investing activities            (184,205)     (158,451)
Net cash flows used for financing activities              (2,648)      (71,739)
Currency translation differences                              40          (258)
Cash and cash equivalents as at the end of year           65,494        48,559

     NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

     The net cash flows of the Group generated from operating activities for the twelve months ended December 31, 2007 was RMB203,748 million, representing an increase of 2.9% compared with RMB198,102 million generated for the twelve months ended December 31, 2006. As at December 31, 2007, the Group had cash and cash equivalents of RMB65,494 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 88.9% were denominated in Renminbi, and approximately 11.1% were denominated in United States Dollars).

     NET CASH FLOWS USED FOR INVESTING ACTIVITIES

     The net cash flows of the Group used for investing activities for the twelve months ended December 31, 2007 was RMB184,205 million, representing an increase of 16.3% compared with RMB158,451 million used for the twelve months ended December 31, 2006. The net increase in cash flows used for investing activities was primarily due to an increase in capital expenditures paid in cash during the year.

     NET CASH FLOWS USED FOR FINANCING ACTIVITIES

     The net cash flows of the Group used for financing activities for the twelve months ended December 31, 2007 was RMB2,648 million, representing a decrease of RMB69,091 million compared with RMB71,739 million used for the twelve months ended December 31, 2006. The net decrease was primarily due to an increase in the amount of cash flows generated from financing activities of the Group as a result of the issuance of A shares by the Company during the year.

     The net borrowings of the Group as at December 31, 2007 and December 31, 2006, respectively, are as follows:

                                           AS AT DECEMBER 31, 2007   AS AT DECEMBER 31, 2006
                                                 RMB MILLION               RMB MILLION
                                           -----------------------   -----------------------
Short-term borrowings (including current
   portion of long-term borrowings)                 30,934                    35,763
Long-term borrowings                                39,688                    35,634
                                                   -------                   -------
Total borrowings                                    70,622                    71,397
                                                   -------                   -------
Less: Cash and cash equivalents                    (65,494)                  (48,559)
                                                   -------                   -------
Net borrowings                                       5,128                    22,838
                                                   =======                   =======

     Maturities of long-term borrowings of the Group are as follows:

                                         PRINCIPAL AS AT     PRINCIPAL AS AT
                                        DECEMBER 31, 2007   DECEMBER 31, 2006
                                           RMB MILLION         RMB MILLION
                                        -----------------   -----------------
To be repaid within one year                  12,200              20,607
To be repaid within one to two years           5,754              11,797
To be repaid within two to five years         19,898              10,449
To be repaid after five years                 14,036              13,388
                                              ------              ------
                                              51,888              56,241
                                              ======              ======

     Of the total borrowings of the Group as at December 31, 2007, approximately 17.0% were fixed-rate loans and approximately 83.0% were floating-rate loans. Of the borrowings as at December 31, 2007, approximately 67.4% were denominated in Renminbi, approximately 28.8% were denominated in United States Dollars, approximately 2.8% were denominated in Hong Kong Dollars, approximately 0.6% were denominated in Singapore Dollars, approximately 0.3% were denominated in Euro and approximately 0.1% were denominated in Japanese Yen.

     As at December 31, 2007, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 8.3% (10.4% as at December 31, 2006).

     (5) Capital Expenditures

     For the twelve months ended December 31, 2007, capital expenditures of the Group increased 22.1% to RMB181,583 million from RMB148,746 million for the twelve months ended December 31, 2006. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and development , and construction of major petrochemical projects in 2007 as well as increases in the prices of steel, fuel oil, water, electricity and other production materials.

                                   FOR THE TWELVE MONTHS
                                     ENDED DECEMBER 31,
                             ---------------------------------
                                                                    ESTIMATES
                                   2007              2006            FOR 2008
                             ---------------   ---------------   ---------------
                               RMB               RMB               RMB
                             MILLION     %     MILLION     %     MILLION     %
                             -------   -----   -------   -----   -------   -----
Exploration and Production   134,256*  73.94   105,192*  70.72   132,300*  63.64
Refining and Marketing        26,546   14.62    19,206   12.91    23,000   11.06
Chemicals and Marketing        8,165    4.50    10,681    7.18    13,200    6.35
Natural Gas and Pipeline      11,003    6.06    11,309    7.60    37,700   18.13
Other                          1,613    0.88     2,358    1.59     1,700    0.82
                             -------   -----   -------   -----   -------   -----
Total                        181,583     100   148,746     100   207,900     100
                             =======   =====   =======   =====   =======   =====

----------
* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for 2006 and 2007, and the estimates for the same in 2008 would be RMB114,520 million, RMB145,743 million and RMB143,200 million, respectively.

     Exploration and Production

     The majority of the Group's capital expenditures were related to the Exploration and Production segment. For the twelve months ended December 31, 2007, capital expenditures in relation to the Exploration and Production segment amounted to RMB134,256 million, including RMB23,914 million for oil and gas exploration activities and RMB91,463 million for oil and gas development activities. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration and development of new proven oilfields and gas fields which reflects the Group's goal to boost reserves and achieve steady growth of oil and gas output.

     The Group anticipates that capital expenditures for the Exploration and Production segment for 2008 will amount to RMB132,300 million. Approximately RMB24,200 million will be used for oil and gas exploration, and RMB90,500 million will be used for oil and gas development. Exploration and development activities will mainly emphasise the overall control of Jidong Nanpu region and other regions. Construction of new proven oilfields and gas fields will be carried out, while secondary recovery of and steady production of mature oilfields will also be emphasised.

     Refining and Marketing

     Capital expenditures for the Group's Refining and Marketing segment for the twelve months ended December 31, 2007 amounted to RMB26,546 million, including RMB6,580 million was used in the expansion of the highly efficient retail sales network of refined products and storage infrastructure facilities for oil products and RMB15,266 million was used in the reconstruction of refining facilities. The increase in these capital expenditures was primarily due to the construction and expansion of refining facilities.

     The Group anticipates that capital expenditures for the Refining and Marketing segment for 2008 will amount to RMB23,000 million, of which approximately RMB16,100 million for construction and expansion of refining facilities, which mainly include the construction of large scale refining projects such as Dalian Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical and Fushun Petrochemical, and approximately RMB6,900 million for investments in the expansion of the sales network for refined products and construction of storage infrastructure facilities for oil products.

     Chemicals and Marketing

     Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2007 amounted to RMB8,165 million, which were used mainly for the construction and expansion of petrochemical facilities.

     The Group anticipates that capital expenditures for the Chemicals and Marketing segment for 2008 will amount to RMB13,200 million, which are expected to be used primarily for the construction and expansion of petrochemical facilities including large scale ethylene projects such as Dushanzi Petrochemical, Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical.

     Natural Gas and Pipeline

     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2007 amounted to RMB11,003 million. The Group incurred RMB8,980 million of these expenditures on the construction of long distance pipelines.

     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2008 will amount to RMB37,700 million, which are expected to be used primarily for main oil and gas transmission projects such as the Lanzhou-Zhengzhou-Changsha refined oil pipeline project, the Second West-East Gas Pipeline project and associated gas storage facilities and LNG projects.

     Others

     Capital expenditures for Other segment (including research and development activities) for the twelve months ended December 31, 2007 were RMB1,613 million.

     The Group anticipates that capital expenditures for Other segment for 2008 will amount to approximately RMB1,700 million, which are expected to be used primarily for research and development activities and for implementation of ERP and other information systems.

     2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

     (1) Income from principal operations, cost of principal operations and profit from principal operations by segments under CAS are set out below:

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                                  2007          2006
                                                              -----------   -----------
                                                              RMB MILLION   RMB MILLION
                                                              -----------   -----------
INCOME FROM PRINCIPAL OPERATIONS
   Exploration and production                                   455,244       410,357
   Refining and marketing                                       662,322       534,985
   Chemicals and marketing                                       99,864        79,153
   Natural gas and pipeline                                      49,299        38,642
   Other                                                            871         1,015
   Inter-segment elimination                                   (458,484)     (398,449)
   Consolidated income from principal operations                809,116       665,703
COST OF PRINCIPAL OPERATIONS
   Exploration and production                                   179,380       138,221
   Refining and marketing                                       620,758       505,275
   Chemicals and marketing                                       83,699        64,580
   Natural gas and pipeline                                      35,524        27,995
   Other                                                            211         1,028
   Inter-segment elimination                                   (457,551)     (397,729)
   Consolidated cost of principal operations                    462,021       339,370
PROFIT FROM PRINCIPAL OPERATIONS
   Exploration and production                                   223,876       235,353
   Refining and marketing                                        25,562        15,285
   Chemicals and marketing                                       15,821        14,309
   Natural gas and pipeline                                      13,077        10,102
   Other                                                            654           (33)
   Consolidated profit from principal operations                278,990       275,016
NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY        134,574       136,229

     (2) Financial data prepared under CAS

                                          AS AT DECEMBER   AS AT DECEMBER   PERCENTAGE
                                             31, 2007         31, 2006       OF CHANGE
                                          --------------   --------------   ----------
                                            RMB MILLION      RMB MILLION         %
                                          --------------   --------------   ----------
Total assets                                  994,092          815,144         22.0
   Current assets                             236,228          164,717         43.4
   Non-current assets                         757,864          650,427         16.5
Total liabilities                             279,021          247,549         12.7
   Current liabilities                        201,654          180,465         11.7
   Non-current liabilities                     77,367           67,084         15.3
Equity to equity holders of the Company       677,367          541,467         25.1
Total equity                                  715,071          567,595         26.0

     For reasons for changes, please read part 1(3) in 6.1.2

     (3) Principal operations by segment and by product under CAS

                              INCOME FROM      COST OF
                                PRINCIPAL     PRINCIPAL                YEAR-ON-YEAR      YEAR-ON-YEAR
                               OPERATIONS    OPERATIONS              CHANGE IN INCOME   CHANGE IN COST   INCREASE OR
                             FOR THE YEAR   FOR THE YEAR              FROM PRINCIPAL     OF PRINCIPAL    DECREASE IN
                               ENDED 2007    ENDED 2007    MARGIN*      OPERATIONS        OPERATIONS        MARGIN
                             ------------   ------------   -------   ----------------   --------------   -----------
                                                                                                          PERCENTAGE
        BY SEGMENT            RMB MILLION    RMB MILLION      %              %                 %            POINT
--------------------------   ------------   ------------   -------   ----------------   --------------   -----------
Exploration and production      455,244        179,380       49.2          10.9              29.8           (8.2)
Refining and marketing          662,322        620,758        3.9          23.8              22.9            1.0
Chemicals and marketing          99,864         83,699       15.8          26.2              29.6           (2.2)
Natural gas and pipeline         49,299         35,524       26.5          27.6              26.9            0.4
Other                               871            211         --            --                --             --
Inter-segment elimination      (458,484)      (457,551)        --            --                --             --
                                -------        -------       ----          ----              ----           ----
Total                           809,116        462,021       34.5          21.5              36.1           (6.8)
                                =======        =======       ====          ====              ====           ====

----------
*    Margin=Profit from principal operations /Income from principal operations

     (4) Principal operations by regions under CAS

                                                      YEAR-ON-YEAR
                                    2007      2006       CHANGE
                                  -------   -------   ------------
                                    RMB       RMB
REVENUE FROM EXTERNAL CUSTOMERS   MILLION   MILLION         %
-------------------------------   -------   -------   ------------
PRC                               807,706   665,267       21.4
Other                              27,331    23,711       15.3
Total                             835,037   688,978       21.2

TOTAL ASSETS

PRC                               924,931   765,373       20.8
Other                              69,161    49,771       39.0
Total                             994,092   815,144       22.0

     (5) Principal subsidiaries and associates of the Group

                                                                               AMOUNT OF    AMOUNT OF
                                                   REGISTERED                    TOTAL        TOTAL        NET
                                                     CAPITAL    SHAREHOLDING     ASSETS    LIABILITIES    PROFIT
                                                   ----------   ------------   ---------   -----------   -------
                                                       RMB                       RMB           RMB         RMB
NAME OF COMPANY                                     MILLION           %        MILLION       MILLION     MILLION
---------------                                    ----------   ------------   ---------   -----------   -------
Daqing Oilfield Company Limited                       47,500       100.00       142,211       28,228      61,888
CNPC Exploration and Development Company Limited         100        50.00        69,161       24,698      12,396
Dalian West Pacific Petrochemical Co., Ltd.           USD258
                                                     million        28.44        14,223       10,890         610
China Marine Bunker (PetroChina) Co., Ltd.             1,000        50.00         6,254        4,012         274

     6.2 BUSINESS PROSPECT

     Looking forward in 2008, the global economy will hopefully maintain steady growth, and the Chinese economy will maintain its rapid growth momentum. These will continue to fuel the demand for oil and natural gas and petrochemical products. Government regulations will become more stringent. The public will be more concerned with changes in crude oil prices and stability in oil and gas supply. Confronted with complicated and ever changing external environment, and ever increasing market competition, the Group will seek new growth engines positively in order to achieve good and rapid business developments, and continue to implement the three main strategies in the areas of resources, marketing and internationalisation of operations. The Group will continue to place top priority on resources exploration and development and further consolidate its leading position of the upstream business in China. The Group will speed up modification of the strategic structure of its refinery and petrochemical business and to develop such business in an orderly and efficient manner. Sales of refined products and petrochemical products could be improved to ensure market supply. Construction of strategic pipelines and the domestic pipeline network will be enhanced with a view to building up a diversified oil and gas supply system. The Group will continue to enhance international energy co-operation opportunities in order to be mutually benefited, and endeavour to achieve efficient and sustainable development of its overseas businesses.

     In respect of exploration and production, the Group will continue to place top priority on resources exploration and development and further consolidate the leading position of its upstream business in China. The Group will stress the parallel development of oil and gas exploration, carry out exploration at the key basins and focus on key preliminary exploration projects. Exploration of mature oilfields will be enhanced, and venture into the exploration of new oilfields will be pushed forward actively. The Group will endeavour to unearth sizeable and high quality reserves with a view to meet the annual reserves target. In oilfield exploration, emphasis will be placed on the overall development of new oilfields. The Group has extensively initiated works to achieve a steady oil and gas production in mature oilfields through the deployment of various comprehensive measures including conducting secondary recovery of mature oilfields, strengthening the descriptive analysis of reserves and unearthing potential resources. In natural gas exploration, emphasis will be placed on construction in key gas regions, overall planning and development and production planning. Production capacity will be enhanced at a quicker pace so that rapid growth of natural gas production can be sustained.

     In respect of refining and petrochemicals, the Group will speed up modification of the strategic structure of its refinery and petrochemical business to expedite and facilitate the construction of large-scale refinery and petrochemical bases and to develop such business in an orderly and efficient manner. The Group will strive to meet market requirements for refined products and petrochemical products necessitated by rapid growth in the economic and social developments by improving production organisation and management, arranging for resources processing in a scientific manner, and ensuring full load operation of refinery facilities and high load, safe and steady operation of petrochemical facilities. The Group will continue to improve different economic and technological indicators, optimise product mix, and improve market competitiveness.

     In respect of the sale of refined products, the Group will further improve the refined products sales and distribution network and sales information system. Efforts will be made to explore profitable markets. Regulated management of service stations and regulated sales of refinery products will be strengthened with a view to increase the retail sales and daily sales of individual service station. The Group will endeavour to improve the marketing quality and operating efficiency of the sale of high quality lubricants business. Increasing efforts will be made to achieve overall balance of better resources allocation, optimisation and utilisation of resources in various markets in order to ensure supply of refined products in the domestic market.

     In respect of natural gas and pipeline construction, the Group will continue to pursue actively key construction projects. Construction of the four major strategic oil and gas pipelines in the northwestern, northeastern and southwestern China as well as in the sea and the domestic trunk pipeline network will be sped up. Storage and transportation facilities and resources despatch capabilities will be improved. A nationwide pipeline network and supply system characterised by diversification of resources, flexible despatch priority and stable supply will be established. Overall balance of the allocation of natural gas resources will be enhanced. Linkage of production, transportation and marketing will be enhanced. Utilisation of gas will be optimised, and marketing efficacy could be boosted. Further studies on extended natural gas business will be conducted with a view to achieving secondary value-added benefits to the application of natural gas.

     In respect of international operations, the Group will continue to enhance international energy co-operation opportunities in order to obtain mutual benefits, and endeavour to achieve efficient and sustainable development of the scale of its overseas businesses. The Group will focus on oil and gas exploration, continue to expand the scale of reserves and speed up the pace of overseas businesses development. Subject to proper risk management, the Group will develop its current businesses steadily in the global market, continue to utilise various business forms, and gradually improving the allocation of resources of the Group to an international level.

     In respect of safety and environmental protection, the Group will continue to adhere firmly to the principle of "prioritising of safety, environmental protection and people-orientation" and minimise potential risks in full force. The Group will promote the effective operation of the Health, Safety and Environment (HSE) management system. The Group will put its emphasis on energy saving, water saving and land saving and reducing emission of pollutants, and continue to improve efficiency in utilisation of resources.

     In its future development, the Group will continue to emphasise two main guiding principles, namely, scientific development and social harmony. The Group will continue to conduct its business in a prudent and steady manner, thereby increasingly enhancing its corporate value and actively fulfilling its economic, environmental and social responsibilities to maximise returns to its equity holders, the society and its staff.

     6.3 RISK FACTORS

     During the course of its production and operations, the Group actively took various measures to avoid and mitigate all types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

     1. Industry Regulations and Tax Policies Risk

     Like other oil and gas companies in China, the Group's operating activities are subject to extensive regulations and controls by the PRC Government. These regulations and controls, such as by way of issue of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards etc., are expected to have impact on the Group's operating activities. Any future changes in the PRC governmental policies in respect of oil and gas industry may also affect the Group's business operations.

     Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC Government is actively progressing taxation reform which may lead to changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Company.

     2. Price Fluctuations of Crude Oil and Refined Products Risk

     The Group is engaged in a wide range of petroleum-related activities. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the supply and demand conditions of crude oil and refined products and unexpected political events and disputes with international repercussions. The domestic crude oil price is determined with reference to international price of crude oil, and in 2006, the PRC established new refined products pricing mechanism based on macro economic controls. However, as affected by the macro economic controls in the PRC, the prices of domestic refined products were not adjusted in line with the prices in the international market. The Group has not adopted any commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the Group is exposed to general price fluctuations of oil and gas commodities in 2008 and thereafter.

     3. Foreign Exchange Rate Risk

     The Group conducts its business primarily in Renminbi. Currently, the PRC Government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates, hence affects the operating results and financial position of the Group.

     4. Market Competition Risk

     The Group has distinctive advantages in resources, and is occupying a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and sellers. With the gradual opening up of the domestic oil and petrochemical industry, certain large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The exploration and production business and natural gas and pipeline business of the Group have been in a leading position in China, but the refining and marketing business and the chemicals and marketing business of the Company are facing relatively keen competition.

     5. Uncertainty of the Oil and Gas Reserves

     According to industry characteristics and international customs, the crude oil and natural gas reserves data disclosed by the Group are estimates only. The Group has already engaged evaluation companies who are internationally recognised to evaluate the crude oil and natural gas reserves of the Group on a periodic basis. However, the reliability of reserve estimate depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices applicable to the production of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration results after the date of the estimates may also result in revision to the reserves data of the Group.

     6. Hidden Hazards Risks and Force Majeure Risk

     Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products are faced with certain risks, which may cause unexpected or dangerous events, such as personal injuries or death, property damage, environmental damage and interruption of operations etc. With the expansion of operations scale and regions, the safety risks faced by the Group also increase accordingly. Meanwhile, new regulations adopted in recent years set out higher standard for safety production. The Group has implemented a strict HSE management system and used its best endeavours to prevent the occurrence of various accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the properties and personnel of the Group, and may affect the normal operations of the Group.

6.4 USE OF PROCEEDS FROM FUND RAISING

    [X] Applicable [ ] Not applicable

                                                               Unit: RMB million

TOTAL AMOUNT OF         In October 2007, the          TOTAL AMOUNT     Out of the proceeds raised for the
PROCEEDS                Company issued 4 billion A    OF PROCEEDS      following five projects in the amount of
                        shares. The total proceeds    USED THIS YEAR   RMB37,770 million, RMB13,943 million were
                        and net proceeds from such                     used. Balance of the net proceeds would be
                        issuance were RMB66,800                        used as additional working capital and for
                        million and RMB66,243                          general commercial purpose.
                        million respectively.

                                                      ACCUMULATED      Same as above.
                                                      AMOUNT OF
                                                      PROCEEDS USED

                        MODIFICATION     PROPOSED     ACTUAL           PROGRESS     ESTIMATED
COMMITTED PROJECT       OF THE PROJECT   INVESTMENT   INVESTMENT       AS PLANNED   RETURN         PROJECT RETURN
-----------------       --------------   ----------   ----------       ----------   ---------      --------------
Project to increase           No            6,840        2,718             Yes      Internal       To be
the crude oil                                                                       rate of        confirmed only
production capacity                                                                 return above   upon
of Changqing Oilfield                                                               12%            commissioning

Project to increase           No            5,930        1,772             Yes      Internal       To be
the crude oil                                                                       rate of        confirmed only
production capacity                                                                 return above   upon
of Daqing Oilfield                                                                  12%            commissioning

Project to increase           No            1,500          495             Yes      Internal       To be
the crude oil                                                                       rate of        confirmed only
production capacity                                                                 return above   upon
of Jidong Oilfield                                                                  12%            commissioning

Dushanzi                      No           17,500        8,867             Yes      Internal       To be
Petrochemical's                                                                     rate of        confirmed only
projects -                                                                          return above   upon
processing and                                                                      12%            commissioning
refining
sulphur-bearing
crude oil imported
from Kazakhstan and
ethylene technology
development projects

Daqing Petrochemical          No            6,000           91             Yes      Internal       To be
1.2 million                                                                         rate of        confirmed only
tons/year ethylene                                                                  return above   upon
redevelopment and                                                                   12%            commissioning
expansion project

Total                                      37,770       13,943                      --             --

Projects not            --
progressing as
planned and not
achieving estimated
return

Projects modified
and modification        --
procedures

Application and         The unutilised portion of the net proceeds of RMB37,770 million from the A share issuance
status of unused        has been deposited into the designated bank accounts maintained by the Company.
proceeds

6.5 PROJECTS NOT FUNDED BY PROCEEDS FROM FUND RAISING

    [X] Applicable [ ] Not applicable

                                                               Unit: RMB million

                                  TOTAL PROJECT
NAME OF PROJECT                       AMOUNT      PROGRESS OF PROJECT               PROJECT RETURN
---------------                   -------------   -------------------------------   -------------------
Dalian Petrochemical                  10,789      Construction of part of the       To be confirmed
technological development                         production facilities has been    only upon
project - processing 20 million                   completed and production has      commissioning
tons of imported                                  commenced.
sulphur-bearing crude oil per
year

Guangxi Petrochemical project         15,166      Installation of preliminary       To be confirmed only
refining 10 million tons of                       parts has been completed and      upon commissioning
crude oil per year                                construction has commenced.

Sichuan Petrochemical project         21,019      Preliminary work of the project   To be confirmed only
with an ethylene output of 0.8                    has been completed and ordering   upon commissioning
million tons per year                             of equipment has commenced.

Fushun Petrochemical one              12,524      Preliminary work of the project   To be confirmed only
million tons per year ethylene                    has been completed and ordering   upon commissioning
technology development project                    of equipment has commenced.

Lanzhou-Zhengzhou-Changsha            11,429      Installation of preliminary       To be confirmed only
Refined Oil Pipeline                              parts has been completed and      upon commissioning
                                                  construction has commenced.

Total                                 70,927      --

     6.6 EXPLANATION OF THE BOARD OF DIRECTORS ABOUT THE ACCOUNTING FIRM'S "OTHER THAN STANDARD UNQUALIFIED OPINION"

     [ ]   Applicable   [X]   Not applicable

     6.7 PROFIT FORECAST FOR THE NEXT FISCAL YEAR

     [ ]   Applicable   [X]   Not applicable

     6.8 PROFIT DISTRIBUTION PLAN FROM THE BOARD OF DIRECTORS

     The Board recommends to pay final dividends of RMB0.156859 per share (inclusive of applicable tax) based on 45% of the net profit of the Group for the twelve months ended December 31, 2007 under IFRS after deducting the interim dividends for 2007 paid on September 28, 2007. The proposed final dividends are subject to equity holders' review and approval at the forthcoming annual general meeting to be held on May 15, 2008. The final dividends will be paid to equity holders whose names appear on the register of members of the Company at the close of business on May 28, 2008. The register of members of H shares will be closed from May 22, 2008 to May 28, 2008 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:00 p.m. on May 21, 2008. Equity holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of May 28, 2008 are eligible for the final dividends.

     In accordance with the relevant provisions of the Company's Articles of Association, dividends payable to the Company's equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends.

7    SIGNIFICANT EVENTS

     7.1 ACQUISITION OF ASSETS

     [X] Applicable [ ] Not applicable

                                                  NET PROFIT     NET PROFIT
                                                  CONTRIBUTED    CONTRIBUTED                   WHETHER       WHETHER
                                                 TO THE GROUP   TO THE GROUP                  OWNERSHIP    CONTRACTUAL
                                                   SINCE THE      FROM THE                     OF THE       RIGHTS AND
                                                  DATE OF THE   BEGINNING OF     WHETHER      RELEVANT     OBLIGATIONS
                                                  ACQUISITION    THE YEAR TO   CONSTITUTE    ASSETS HAS     HAVE BEEN
COUNTERPARTY AND       DATE OF     ACQUISITION    TO THE END     THE END OF     CONNECTED    BEEN FULLY       FULLY
ASSETS ACQUIRED      ACQUISITION      PRICE         OF 2007         2007       TRANSACTION   TRANSFERRED   TRANSFERRED
----------------     -----------   -----------   ------------   ------------   -----------   -----------   -----------
Acquisition from      August 23,     RMB1,652         Not            Not        Yes, based       Yes           Yes
CNPC of the assets       2007        million      applicable     applicable         on
engaged in risk                                                                 valuation
operation service
business

     The above transaction did not have any impact on the continuity of operation and management stability of the Group and is advantageous to the future financial position and operating results of the Group.

     7.2 SALE OF ASSETS

     [X] Applicable [ ] Not applicable

                                                                                                              WHETHER
                                                 NET PROFIT                                                 CONTRACTUAL
                                                 CONTRIBUTED                                    WHETHER      RIGHTS AND
                                                TO THE GROUP                                   OWNERSHIP    OBLIGATIONS
                                                  SINCE THE                                     OF THE       RELATED TO
                                                BEGINNING OF                     WHETHER       RELEVANT      THE ASSETS
                                                 THE YEAR TO                    CONSTITUTE    ASSETS HAS     HAVE BEEN
COUNTERPARTY                     PRICE OF THE    THE DATE OF   PROFIT/(LOSS)    CONNECTED     BEEN FULLY       FULLY
AND ASSETS SOLD   DATE OF SALE       SALE         THE SALE     FROM THE SALE   TRANSACTION    TRANSFERRED   TRANSFERRED
---------------   ------------   ------------   ------------   -------------   ------------   -----------   -----------
Disposal of          May 16,        RMB1.01        RMB115          RMB292       Yes, based        Yes           Yes
70% equity            2007          billion        million        million      on valuation
interest in
China National
United Oil
Corporation to
CNPC

     The above transaction did not have any impact on the continuity of operation and management stability of the Group.

     7.3 MATERIAL GUARANTEE

     At December 31, 2007, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance", a subsidiary of CNPC):

                                                               DECEMBER 31,   DECEMBER 31,
                                                                   2007           2006
                                                               ------------   ------------
                                                               RMB MILLION    RMB MILLION
                                                               ------------   ------------
Guarantee of borrowings of associates provided by CP Finance         77            162
Guarantee of borrowings of third parties provided by a
   state-controlled bank                                             --             41
                                                                    ---            ---
                                                                     77            203
                                                                    ===            ===

     During the reporting period, the Company did not provide any guarantee to its shareholders, ultimate controller and their respective associates nor provided any guarantee, directly or indirectly, to companies with liabilities to assets ratio exceeding 70%. During the reporting period, the aggregate amount of the guarantees provided by the Company was not in excess of 50% of the net assets of the Company.

     7.4 MATERIAL CONNECTED TRANSACTIONS

     The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS.

     7.4.1 Connected sales and purchases

     [X] Applicable [ ] Not applicable

                            SALES OF GOODS AND PROVISION OF
                              SERVICES TO CONNECTED PARTY       PURCHASE OF GOODS AND SERVICES
                            -------------------------------          FROM CONNECTED PARTY
                                          PERCENTAGE OF THE   ---------------------------------
                                           TOTAL AMOUNT OF                   PERCENTAGE OF THE
                            TRANSACTION      THE TYPE OF      TRANSACTION   TOTAL AMOUNT OF THE
                               AMOUNT        TRANSACTION         AMOUNT     TYPE OF TRANSACTION
                            -----------   -----------------   -----------   -------------------
     CONNECTED PARTY        RMB MILLION           %           RMB MILLION            %
     ---------------        -----------   -----------------   -----------   -------------------
CNPC and its subsidiaries      31,325            3.75           146,381            20.26
Other connected parties        21,755            2.61            29,375             4.07
Total                          53,080            6.36           175,756            24.33
                               ------            ----           -------            -----

     7.4.2 Connected obligatory rights and debts

     [X] Applicable [ ] Not applicable

                                  FUNDS PROVIDED          FUNDS PROVIDED TO THE
                                TO CONNECTED PARTY       GROUP BY CONNECTED PARTY
                            -------------------------   -------------------------
                             OCCURRENCE                  OCCURRENCE
                               AMOUNT       BALANCE        AMOUNT       BALANCE
     CONNECTED PARTIES      RMB MILLION   RMB MILLION   RMB MILLION   RMB MILLION
     -----------------      -----------   -----------   -----------   -----------
CNPC and its subsidiaries        --             --        (2,680)        24,482
Other connected parties          45          1,814            --             --
Total                            45          1,814        (2,680)        24,482
                                 --          -----        ------         ------

     7.5 ENTRUSTED MONEY MANAGEMENT

     [ ] Applicable [X] Not applicable

     7.6 PERFORMANCE OF COMMITMENTS

     [X] Applicable [ ] Not applicable

     Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2007:

  NAME OF
SHAREHOLDER           UNDERTAKING                               PERFORMANCE OF UNDERTAKING
-----------   ---------------------------   ------------------------------------------------------------------
CNPC          According to the              As at December 31, 2007, CNPC had obtained formal land use right
              Restructuring Agreement       certificates in relation to 27,554 out of 28,649 parcels of land
              entered into between CNPC     and some building ownership certificates for the buildings
              and the Company on March      pursuant to the undertaking in the Restructuring Agreement, but
              10, 2000, CNPC has            has completed none of the necessary governmental procedures for
              undertaken to indemnify the   the service stations located on collectively-owned land. The use
              Company against any claims    of and the conduct of relevant activities at the above-mentioned
              or damages arising or         parcels of land, service stations and buildings are not affected
              resulting from certain        by the fact that the relevant land use right certificates or
              matters in the                individual building ownership certificates have not been obtained
              Restructuring Agreement.      or the fact that the relevant governmental procedures have not been completed. The outcome of the above events will not have material adverse effect on the operating results and the financial position of the Group.

              According to the              At present, CNPC operated the following businesses which are
              Non-Competition Agreement     identical or similar to the core businesses of the Group:
              entered into between CNPC
              and the Company on March      1. Overseas operations which are identical or similar to the core
              10, 2000, CNPC has            businesses of the Group.
              undertaken to the Company
              that CNPC will not, and       CNPC has overseas operations in relation to exploration and
              will procure its              production of crude oil and natural gas as well as production,
              subsidiaries not to,          storage and transportation of petroleum, chemical and related
              develop, operate, assist in   petroleum products.  CNPC has oil and gas exploration and
              operating nor participate     development operations in many overseas countries and regions.
              in any businesses by itself
              or jointly with another       As the laws of the countries where ADS are listed prohibit their
              company within or outside     citizens from directly or indirectly financing or investing in the
              the PRC that will compete     oil and gas projects in certain countries, CNPC did not inject the
              with or lead to competition   overseas oil and gas projects in certain countries to the Company.
              with the core businesses of
              the Group. According to the   2. The existing projects of CNPC (Hong Kong) Limited
              Agreement, CNPC has also
              granted to the Company        Prior to the Company's listing on the Hong Kong Stock Exchange,
              pre-emptive rights to         CNPC (Hong Kong) Limited had three projects as follows: (1) blocks
              transaction with regards to   9-1 to 9-5 of the Karamay Oilfield of Xinjiang; (2) Leng Jiapu
              part of its assets.           Oilfield in Liaohe; (3) Sukothai Oilfield in Thailand with production right concession.  After the establishment of the
                                            Company, CNPC (Hong Kong) Limited engaged in additional overseas projects.

                                            Upon establishment of the Company, CNPC's interests in CNPC (Hong
                                            Kong) Limited were not injected to the Company because CNPC (Hong
                                            Kong) Limited had businesses both in China and overseas.  Without prior consent of the independent shareholders of CNPC (Hong Kong)
                                            Limited, the overseas businesses of CNPC (Hong Kong) Limited may not be restructured as part of the restructuring of the Company.

                                            To date, compared to the Company, the total asset and revenue of
                                            CNPC (Hong Kong) Limited is relatively small.  The core businesses of each of CNPC (Hong Kong) Limited and the Group will not constitute substantive competition with the Company.

                                            3. Five sets of chemical production facilities

                                            Five sets of chemical production facilities, namely, an advanced alcohol facility, an acrylonitrile facility, a polybutadiene rubber facility, an acrylic fibre chemical facility and a facility comprising of four styrene units have been wholly owned by CNPC since the Company's establishment. Other than the advanced alcohol facility which has ceased production, the rest of the five sets of facilities are under normal operation.

                                            Given the five sets of chemical production facilities are
                                            relatively small in scale, low in productivity and profitability as compared with similar facilities of the Group, they will not constitute substantive competition with the principal businesses of the Group.

                                            4. Service stations wholly owned by CNPC or jointly owned by CNPC and third parties CNPC also owns a number of service stations
                                            (those service stations were not injected into the Company due to ambiguity in the ownership). Given the sales of refined oil products of these service stations are relatively small as compared with that of the Company, they will not constitute substantive competition with the Company.

              CNPC undertook that "for a    CNPC has not violated the relevant undertaking.
              period of 36 months
              commencing from the date of
              listing of the A shares of
              the Company on the Shanghai
              Stock Exchange, it will not
              transfer or entrust others
              for the management of the A
              shares which it holds, or
              allow such shares to be
              repurchased by the
              Company.  However, certain
              shares held by CNPC, which
              may be subsequently listed
              on overseas stock exchanges
              after obtaining necessary
              approvals in the PRC, are
              not subject to the
              restriction of the 36-month
              lock-up period."

     7.7 MATERIAL LITIGATION AND ARBITRATION

     [ ] Applicable [X] Not applicable

     7.8 OTHER SIGNIFICANT EVENTS

     7.8.1 Investments in securities

     [ ] Applicable [X] Not applicable

     7.8.2 Investment in securities of other listed companies

     [ ] Applicable [X] Not applicable

     7.8.3 Investment in securities of non-listed financial institutions

     [ ] Applicable [X] Not applicable

     7.8.4 Sale and purchase of securities of other listed companies

     [ ] Applicable [X] Not applicable

     7.8.5 During the reporting period, the 98 PetroChina Corporate Bond ("98 Oil Bond") was due on September 8, 2007 and the principal and interests of the bond were paid as scheduled. The total issue amount of the 98 Oil Bond was RMB1.35 billion for a term of 8 years. The par interest rate was in the form of fixed interest rate at 4.5% per annum.

8 REPORT OF THE SUPERVISORY COMMITTEE

     The Supervisory Committee is of the opinion that the Company's operation is in compliance with law. It is satisfied with the Company's financial position, use of proceeds of fund raising, acquisition and disposal of assets and connected transactions.

9    FINANCIAL STATEMENTS

     9.1  AUDITORS' OPINION

     Financial Statements   [ ] Unaudited              [X] Audited

     Auditors' opinion      [X] Standard unqualified   [ ] Other than standard
                                opinion                    unqualified opinion

     9.2 THE GROUP'S BALANCE SHEETS, PROFIT AND LOSS ACCOUNTS/ INCOME STATEMENTS, CASH FLOW STATEMENTS AND CHANGES IN EQUITY, WITH COMPARATIVES

     9.2.1 Financial statements prepared in accordance with IFRS

     1. Consolidated Profit and Loss Account

                                                                       2007          2006
                                                           NOTES   RMB MILLION   RMB MILLION
                                                           -----   -----------   -----------
TURNOVER                                                     (i)     835,037       688,978
                                                                    --------      --------
OPERATING EXPENSES
   Purchases, services and other                                    (370,740)     (271,123)
   Employee compensation costs                                       (50,616)      (39,161)
   Exploration expenses, including exploratory dry holes             (20,648)      (18,822)
   Depreciation, depletion and amortisation                          (66,625)      (61,388)
   Selling, general and administrative expenses                      (51,576)      (43,235)
   Taxes other than income taxes                                     (73,712)      (56,666)
   Other expense, net                                                 (1,265)         (607)
                                                                    --------      --------
TOTAL OPERATING EXPENSES                                            (635,182)     (491,002)
                                                                    --------      --------
PROFIT FROM OPERATIONS                                               199,855       197,976
                                                                    --------      --------
FINANCE COSTS
   Exchange gain                                                       1,693         1,830
   Exchange loss                                                      (2,559)       (1,756)
   Interest income                                                     1,990         2,066
   Interest expense                                                   (3,595)       (3,220)
                                                                    --------      --------
TOTAL NET FINANCE COSTS                                               (2,471)       (1,080)
                                                                    --------      --------
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY
   CONTROLLED ENTITIES                                                 6,997         2,277
                                                                    --------      --------
PROFIT BEFORE TAXATION                                      (ii)     204,381       199,173
TAXATION                                                   (iii)     (49,152)      (49,776)
                                                                    --------      --------
PROFIT FOR THE YEAR                                                  155,229       149,397
                                                                    ========      ========
ATTRIBUTABLE TO:
   Equity holders of the Company                                     145,625       142,224
   Minority interest                                                   9,604         7,173
                                                                    --------      --------
                                                                     155,229       149,397
                                                                    ========      ========
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT
   ATTRIBUTABLE TO EQUITY HOLDERS OF
   THE COMPANY DURING THE YEAR (RMB)                        (iv)        0.81          0.79
                                                                    ========      ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY      (v)      64,517        68,589
                                                                    ========      ========

     2. Consolidated Balance Sheet

                                                               2007          2006
                                                           RMB MILLION   RMB MILLION
                                                           -----------   -----------
NON CURRENT ASSETS
   Property, plant and equipment                              762,882      645,337
   Investments in associates and jointly
      controlled entities                                      26,535       32,956
   Available-for-sale financial assets                          2,581        2,054
   Advance operating lease payments                            23,417       20,468
   Intangible and other assets                                  8,488        6,627
   Time deposits with maturities over one year                  5,053        2,499
                                                             --------     --------
TOTAL NON CURRENT ASSETS                                      828,956      709,941
                                                             --------     --------
CURRENT ASSETS
   Inventories                                                 88,467       76,038
   Accounts receivable                                         18,419        8,488
   Prepaid expenses and other current assets                   36,018       23,281
   Notes receivable                                             4,735        2,844
   Time deposits with maturities over three months but
      within one year                                          18,042        3,012
   Cash and cash equivalents                                   65,494       48,559
                                                             --------     --------
TOTAL CURRENT ASSETS                                          231,175      162,222
                                                             --------     --------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                   144,353      120,182
   Income tax payable                                          11,709       17,744
   Other taxes payable                                         11,099        6,190
   Short-term borrowings                                       30,934       35,763
                                                             --------     --------
TOTAL CURRENT LIABILITIES                                     198,095      179,879
                                                             --------     --------
NET CURRENT ASSETS / (LIABILITIES)                             33,080      (17,657)
                                                             --------     --------
TOTAL ASSETS LESS CURRENT LIABILITIES                         862,036      692,284
                                                             ========     ========
EQUITY
   Equity attributable to equity holders of the Company:
   Share capital                                              183,021      179,021
   Retained earnings                                          332,432      264,092
   Reserves                                                   217,952      143,564
                                                             --------     --------
                                                              733,405      586,677
   Minority interest                                           42,942       30,914
                                                             --------     --------
TOTAL EQUITY                                                  776,347      617,591
                                                             --------     --------
NON CURRENT LIABILITIES
   Long-term borrowings                                        39,688       35,634
   Asset retirement obligations                                24,761       18,481
   Deferred taxation                                           20,205       19,583
   Other long-term obligations                                  1,035          995
                                                             --------     --------
TOTAL NON CURRENT LIABILITIES                                  85,689       74,693
                                                             --------     --------
TOTAL EQUITY AND NON CURRENT LIABILITIES                      862,036      692,284
                                                             ========     ========

     3. Consolidated Cash Flow Statement

                                                               2007          2006
                                                           RMB MILLION   RMB MILLION
                                                           -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES                         203,748       198,102
                                                            --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                     (172,511)     (130,409)
   Acquisition of investments in associates and jointly
      controlled entities                                     (1,903)       (1,173)
   Acquisition of available-for-sale financial assets           (324)          (62)
   Consolidation/(acquisition) of PetroKazakhstan Inc.         1,542       (21,376)
   Net proceeds from investments in collateralised
      loans with maturities not greater than three months         --           235
   Acquisition of intangible assets                           (2,521)       (1,358)
   Acquisition of other non-current assets                      (857)       (1,706)
   Purchase of minority interest in listed subsidiaries         (149)       (4,095)
   Other purchase of minority interest                           (29)         (640)
   Repayment of capital by associates and jointly
      controlled entities                                      6,618            99
   Proceeds from disposal of property, plant
      and equipment                                            1,014           346
   Proceeds from disposal of investments in associates
      and jointly controlled entities                          1,033            69
   Proceeds from disposal of available-for-sale
      financial assets                                           276             4
   Proceeds from disposal of intangible and other
      non-current assets                                          --             2
   Dividends received                                          1,463         2,099
   Increase in time deposits with maturities over
      three months                                           (17,857)         (486)
                                                            --------      --------
NET CASH USED FOR INVESTING ACTIVITIES                      (184,205)     (158,451)
                                                            --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments of short-term borrowings                       (33,027)      (28,349)
   Repayments of long-term borrowings                        (24,071)      (17,587)
   Dividends paid to minority interest                        (6,150)       (3,033)
   Dividends paid to equity holders of the Company           (64,517)      (68,589)
   Issuance of A shares                                       66,243            --
   Increase in short-term borrowings                          36,842        30,183
   Increase in long-term borrowings                           20,650        14,195
   Capital contribution from minority interest                 1,349         1,492
   Change in other long-term obligations                          33           (51)
                                                            --------      --------
NET CASH USED FOR FINANCING ACTIVITIES                        (2,648)      (71,739)
                                                            --------      --------
TRANSLATION OF FOREIGN CURRENCY                                   40          (258)
                                                            --------      --------
   Increase/ (Decrease) in cash and cash equivalents          16,935       (32,346)
   Cash and cash equivalents at beginning of the year         48,559        80,905
                                                            --------      --------
   Cash and cash equivalents at end of the year               65,494        48,559
                                                            ========      ========

     4. Selected notes from the financial statements prepared in accordance with IFRS

     (i) TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas.

     (ii) PROFIT BEFORE TAXATION

                                                               2007          2006
                                                           RMB MILLION   RMB MILLION
                                                           -----------   -----------
Profit before taxation is arrived at after crediting and
   charging of the following items:
Crediting
   Dividend income from available-for-sale financial
      assets                                                     111           208
   Reversal of provision for impairment of receivables         2,473           460
   Reversal of impairment of available-for-sale
      financial assets                                            --             4
   Reversal of write down in inventories                          98           180
Charging
   Amortisation on intangible and other assets                 1,491         1,250
   Auditors' remuneration                                        119           140
   Cost of inventories (approximates cost of goods sold)
      recognised as expense                                  459,472       341,456
   Depreciation on property, plant and equipment,
      including impairment provision
   - owned assets                                             63,349        58,669
   - assets under finance leases                                   6             6
   Impairment of available-for-sale financial assets              --            36
   Provision for impairment of receivables                       120           144
   Interest expense (Note a)                                   3,595         3,220
   Loss on disposal of property, plant and equipment           1,808         1,753
   Operating lease expenses                                    7,439         5,378
   Repair and maintenance                                     10,691         9,233
   Research and development expenses                           5,315         4,260
   Transportation expenses                                    20,540        17,872
   Write down in inventories                                     153           320
      (a) Interest Expense
         Interest Expense                                      5,329         4,535
         Less: Amounts capitalised                            (1,734)       (1,315)
                                                            --------      --------
                                                               3,595         3,220
                                                            ========      ========

     (iii) TAXATION

                   2007          2006
               RMB MILLION   RMB MILLION
               -----------   -----------
Income tax        48,332        50,972
Deferred tax         820        (1,196)
                  ------       -------
                  49,152        49,776
                  ======       =======

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 33% (2006:
33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

                                                           2007      2006
                                                           RMB       RMB
                                                         MILLION   MILLION
                                                         -------   -------
Profit before taxation                                   204,381   199,173
                                                         -------   -------
Tax calculated at a tax rate of 33%                       67,446    65,727
Prior year tax return adjustment                             451       243
Effect of income taxes from international operations
   in excess of taxes at the PRC statutory tax rate          644     1,512
Effect of preferential tax rate                          (16,930)  (14,169)
Effect of changes in PRC corporate income tax rate        (3,758)       --
Tax effect of income not subject to tax                   (3,138)   (1,602)
Tax effect of taxable items deductible not expensed       (2,365)       --
Tax effect of expenses not deductible for tax purposes     3,884     2,466
Tax effect of unused tax losses which had expired          2,918        --
Tax effect of temporary differences in relation to
   certain crude oil sales which no longer existed at
   year end                                                   --    (4,401)
                                                         -------   -------
Taxation                                                  49,152    49,776
                                                         =======   =======

     On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Group is reduced to 25% from January 1, 2008, replacing the previously applicable tax rate of 33%.

     The management of the Group has reassessed its tax position in the year ended December 31, 2007 by reference to the enacted new CIT Law and accordingly a net decrease in deferred tax charge for the year ended December 31, 2007 of RMB3,758 million was recorded.

     (iv) BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the year ended December 31, 2007 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.

     Basic and diluted earnings per share for the year ended December 31, 2006 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the year.

     There are no potential dilutive ordinary shares.

     (v) DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                             2007     2006
                                             RMB       RMB
                                           MILLION   MILLION
                                           -------   -------
Final dividends attributable to equity
   holders of the Company for 2005 (a)          --    32,282
Interim dividends attributable to equity
   holders of the Company for 2006 (b)          --    36,307
Final dividends attributable to equity
   holders of the Company for 2006 (c)      27,694        --
Interim dividends attributable to equity
   holders of the Company for 2007 (d)      36,823        --
                                            ------    ------
                                            64,517    68,589
                                            ======    ======

(a) Final dividends attributable to equity holders of the Company in respect of 2005 of RMB0.180325 per share amounting to a total of RMB32,282 million were approved by the shareholders in the Annual General Meeting on May 26, 2006 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006, and were paid on June 9, 2006.

(b) Interim dividends attributable to equity holders of the Company in respect of 2006 of RMB0.202806 per share amounting to a total of RMB36,307 million were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006, and were paid on September 26, 2006.

(c) Final dividends attributable to equity holders of the Company in respect of 2006 of RMB0.154699 per share amounting to a total of RMB27,694 million were approved by the shareholders in the Annual General Meeting on May 16, 2007 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on June 1, 2007.

(d) Interim dividends attributable to equity holders of the Company in respect of 2007 of RMB0.205690 per share amounting to a total of RMB36,823 million were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on September 28, 2007.

(e) At the meeting on March 19, 2008, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 per share amounting to a total of RMB28,708 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2008 when approved at the forthcoming Annual General Meeting.

     9.2.2 Financial statements prepared in accordance with CAS

     (1) Consolidated and Company Balance Sheets

                                                             Unit: RMB million
                                         ---------------------------------------------------------
                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                             2007           2006           2007           2006
ASSETS                                     THE GROUP      THE GROUP     THE COMPANY    THE COMPANY
------                                   ------------   ------------   ------------   ------------
CURRENT ASSETS
   Cash at bank and on hand                  88,589         54,070         78,332         48,029
   Notes receivable                           4,735          2,844          3,988          2,097
   Accounts receivable                       18,419          8,488          2,131            583
   Advances to suppliers                     20,386         12,664         16,086          8,924
   Interest receivable                          109             81            109             81
   Dividends receivable                          18             13             85             80
   Other receivables                         15,444         10,515         24,173         12,903
   Inventories                               88,467         76,038         70,284         60,269
   Current portion of non-current
      assets                                     59             --             59             --
   Other current assets                           2              4              2              4
                                            -------        -------        -------        -------
TOTAL CURRENT ASSETS                        236,228        164,717        195,249        132,970
                                            -------        -------        -------        -------
NON CURRENT ASSETS
   Available-for-sale financial assets        2,530          1,860          1,456            793
   Long-term equity investments              22,686         30,361        104,691        115,624
   Fixed assets                             247,803        231,590        199,411        179,669
   Oil and gas properties                   326,328        270,496        231,921        191,866
   Construction in progress                 105,634         64,652         85,597         53,471
   Construction materials                     6,927          8,664          5,455          7,614
   Fixed assets pending disposal                287            279            282            249
   Intangible assets                         20,022         16,127         16,356         12,233
   Long-term prepaid expenses                12,028         11,194          9,924          9,210
   Deferred tax assets                       12,871         14,391          9,048          7,790
   Other non-current assets                     748            813             --             --
                                            -------        -------        -------        -------
TOTAL NON-CURRENT ASSETS                    757,864        650,427        664,141        578,519
                                            -------        -------        -------        -------
TOTAL ASSETS                                994,092        815,144        859,390        711,489
                                            =======        =======        =======        =======

                                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                     2007           2006           2007           2006
LIABILITIES AND SHAREHOLDERS' EQUITY               THE GROUP      THE GROUP     THE COMPANY    THE COMPANY
------------------------------------             ------------   ------------   ------------   ------------
CURRENT LIABILITIES
   Short-term borrowings                            18,734         15,156          17,898         10,612
   Notes payable                                     1,143          1,045              --             --
   Accounts payable                                104,460         77,936          66,877         56,386
   Advances from customers                          12,433         11,590          10,443          8,977
   Employee Compensation payable                    11,585         11,368          10,751          9,426
   Taxes payable                                    22,808         24,174          13,793         19,630
   Interest payable                                    173            200              61             67
   Dividends payable                                    89             95              --             --
   Other payables                                   17,849         18,367          46,582         45,044
   Provisions                                          715            115              75             95
   Current portion of non-current liabilities       11,652         20,407           9,029         16,998
   Other current liabilities                            13             12              --             --
                                                   -------        -------         -------        -------
TOTAL CURRENT LIABILITIES                          201,654        180,465         175,509        167,235
                                                   -------        -------         -------        -------
NON-CURRENT LIABILITIES
   Deferred income                                      76             --              62             --
   Long-term borrowings                             35,305         30,401          29,044         24,165
   Debentures payable                                4,383          4,645           3,500          3,500
   Long-term payables                                   57             50              56             50
   Grants payable                                      774            737             710            679
   Provisions                                       24,761         18,481          15,307         11,269
   Deferred tax liabilities                         11,883         12,480           6,598          5,543
   Other non-current liabilities                       128            290             123            233
                                                   -------        -------         -------        -------
TOTAL NON-CURRENT LIABILITIES                       77,367         67,084          55,400         45,439
                                                   -------        -------         -------        -------
TOTAL LIABILITIES                                  279,021        247,549         230,909        212,674
                                                   -------        -------         -------        -------
SHAREHOLDERS' EQUITY
   Share capital                                   183,021        179,021         183,021        179,021
   Capital surplus                                 122,192         59,797         125,848         63,348
   Surplus reserves                                102,696         89,928          91,596         78,828
   Undistributed profits                           270,544        213,255         228,016        177,618
   Currency translation differences                 (1,086)          (534)             --             --
                                                   -------        -------         -------        -------
   Equity attributable to equity holders of
      the Company                                  677,367        541,467         628,481        498,815
                                                   -------        -------         -------        -------
   Minority interest                                37,704         26,128              --             --
                                                   -------        -------         -------        -------
TOTAL SHAREHOLDERS' EQUITY                         715,071        567,595         628,481        498,815
                                                   -------        -------         -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         994,092        815,144         859,390        711,489
                                                   =======        =======         =======        =======

     (2) Consolidated and Company Income Statements

                                                       Unit: RMB million
                                       -------------------------------------------------
                                          2007        2006         2007         2006
                                       ---------   ---------   -----------   -----------
ITEMS                                  THE GROUP   THE GROUP   THE COMPANY   THE COMPANY
-----                                  ---------   ---------   -----------   -----------
1. OPERATING INCOME                     835,037     688,978      595,734       505,632
   Less: Cost of sales                 (487,112)   (362,590)    (405,180)     (337,585)
         Tax and levies on
         operations                     (68,678)    (51,692)     (41,786)      (31,437)
         Selling expenses               (41,345)    (35,050)     (33,293)      (27,133)
         General and
         administrative expenses        (49,324)    (44,429)     (35,044)      (32,252)
         Finance expenses                (2,869)     (1,322)      (1,331)         (687)
         Asset impairment losses          1,948      (2,914)       1,529        (1,938)
   Add:  Investment income                6,301       1,344       57,614        66,470
         Including: Share of
         profit of associates
         and jointly controlled
         entities                         6,283       1,253          673           478
                                       --------    --------     --------      --------
2. OPERATING PROFIT                     193,958     192,325      138,243       141,070
                                       --------    --------     --------      --------
   Add:  Non-operating income             3,098       1,645        2,179         1,665
   Less: Non-operating expenses          (4,231)     (4,180)      (3,824)       (3,708)
         Including: Losses on
         disposal of non-current
         assets                          (1,576)     (1,962)      (1,358)       (1,404)
                                       --------    --------     --------      --------
3. PROFIT BEFORE TAXATION               192,825     189,790      136,598       139,027
                                       --------    --------     --------      --------
   Less: Taxation                       (49,331)    (47,043)      (8,915)       (7,328)
                                       --------    --------     --------      --------
4. NET PROFIT                           143,494     142,747      127,683       131,699
                                       --------    --------     --------      --------
   Net profit attributable to           134,574     136,229      127,683       131,699
   equity holders of the Company
   Minority interest                      8,920       6,518           --            --
5. EARNINGS PER SHARE (BASED ON
   GROUP'S NET PROFIT ATTRIBUTABLE
   TO EQUITY HOLDERS OF THE COMPANY)
Basic earnings per share
(RMB)                                      0.75        0.76         0.71          0.74
Diluted earnings per share
(RMB)                                      0.75        0.76         0.71          0.74
                                       ========    ========     ========      ========

     (3) Consolidated and Company Cash Flow Statements

                                                                                          Unit: RMB million
                                                                          -------------------------------------------------
                                                                             2007        2006         2007         2006
                                                                          ---------   ---------   -----------   -----------
ITEMS                                                                     THE GROUP   THE GROUP   THE COMPANY   THE COMPANY
-----                                                                     ---------   ---------   -----------   -----------
1. CASH FLOWS FROM OPERATING ACTIVITIES
      Cash received from sales of goods and rendering of services          965,346     820,389      695,780       602,560
      Refund of taxes and levies                                               960         728          854           595
      Cash received relating to other operating activities                     697         201        2,237         7,104
                                                                          --------    --------     --------      --------
   SUB-TOTAL OF CASH INFLOWS                                               967,003     821,318      698,871       610,259
                                                                          --------    --------     --------      --------
      Cash paid for goods and services                                    (459,872)   (368,323)    (415,800)     (354,847)
      Cash paid to and on behalf of employees                              (50,420)    (37,670)     (35,378)      (26,927)
      Payments of taxes and levies                                        (188,367)   (156,416)     (92,248)      (64,418)
      Cash paid relating to other operating activities                     (57,525)    (53,467)     (54,287)      (46,255)
                                                                          --------    --------     --------      --------
   SUB-TOTAL OF CASH OUTFLOWS                                             (756,184)   (615,876)    (597,713)     (492,447)
                                                                          --------    --------     --------      --------
   NET CASH FLOWS FROM OPERATING ACTIVITIES                                210,819     205,442      101,158       117,812
                                                                          --------    --------     --------      --------
2. CASH FLOWS FROM INVESTING ACTIVITIES
      Cash received from disposal of investments                             7,927         407        1,389           296
      Consolidation of PetroKazakhstan Inc.                                  1,542          --           --            --
      Deregistration of wholly-owned subsidiaries to branches                   --          --           32            --
      Cash received from returns on investments                              3,425       4,092       67,561        68,417
      Net cash received from disposal of fixed assets, oil and gas
         properties, intangible assets and other long-term assets            1,014         348          425           193
                                                                          --------    --------     --------      --------
   SUB-TOTAL OF CASH INFLOWS                                                13,908       4,847       69,407        68,906
                                                                          --------    --------     --------      --------
      Cash paid to acquire fixed assets, oil and gas properties,
         intangible assets and other long-term assets                     (180,692)   (139,167)    (137,395)     (113,690)
      Cash paid to acquire investments                                     (20,262)    (27,832)     (19,468)      (11,860)
         Including: Cash paid to purchase shares of listed
            subsidiaries                                                      (149)     (4,095)        (149)       (4,095)
                                                                          --------    --------     --------      --------
   SUB-TOTAL OF CASH OUTFLOWS                                             (200,954)   (166,999)    (156,863)     (125,550)
                                                                          --------    --------     --------      --------
   NET CASH FLOWS FROM INVESTING ACTIVITIES                               (187,046)   (162,152)     (87,456)      (56,644)
                                                                          --------    --------     --------      --------
3. CASH FLOWS FROM FINANCING ACTIVITIES
      Cash received from capital contributions                               1,349       1,492           --            --
         Including: Cash received from minority shareholders'
            capital contributions to subsidiaries                            1,349       1,492           --            --
      Cash received from borrowings                                         57,492      44,378       43,308        31,064
      Cash received from issuance of A shares                               66,243          --       66,243            --
      Cash received relating to other financing activities                     427         260          407           148
                                                                          --------    --------     --------      --------
   SUB-TOTAL OF CASH INFLOWS                                               125,511      46,130      109,958        31,212
                                                                          --------    --------     --------      --------
      Cash repayments of borrowings                                        (57,098)    (45,925)     (38,782)      (31,343)
      Cash payments for interest expenses and distribution of
         dividends or profits                                              (74,821)    (75,323)     (69,199)      (71,761)
         Including: Subsidiaries' cash payments for distribution
            of dividends or profits to minority shareholders                (6,150)     (3,033)          --            --
      Cash payments relating to other financing activities                    (470)       (260)        (376)          (61)
                                                                          --------    --------     --------      --------
   SUB-TOTAL OF CASH OUTFLOWS                                             (132,389)   (121,508)    (108,357)     (103,165)
                                                                          --------    --------     --------      --------
   NET CASH FLOWS FROM FINANCING ACTIVITIES                                 (6,878)    (75,378)       1,601       (71,953)
                                                                          --------    --------     --------      --------
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS         40        (258)          --            --
                                                                          --------    --------     --------      --------
5. NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS                   16,935     (32,346)      15,303       (10,785)
                                                                          --------    --------     --------      --------
   Add: Cash and cash equivalents at beginning of the year                  48,559      80,905       45,029        55,814
                                                                          --------    --------     --------      --------
6. CASH AND CASH EQUIVALENTS AT END OF THE YEAR                             65,494      48,559       60,332        45,029
                                                                          ========    ========     ========      ========

     (4) Consolidated Statement of Changes in Equity

                                                                             Unit: RMB million
                                            ----------------------------------------------------------------------------------
                                                  SHAREHOLDERS' EQUITY ATTRIBUTABLE TO COMPANY
                                            -------------------------------------------------------
                                                                              UNDIST-     CURRENCY                   TOTAL
                                              SHARE     CAPITAL    SURPLUS    RIBUTED   TRANSLATION   MINORITY   SHAREHOLDERS'
ITEMS                                        CAPITAL    SURPLUS   RESERVES    PROFIT    DIFFERENCES   INTEREST       EQUITY
-----                                       --------   --------   --------   --------   -----------   --------   -------------
BALANCE AT DECEMBER 31, 2005                 179,021     72,276     76,573    164,065          --       25,020      516,955
                                            --------   --------   --------   --------    --------     --------     --------
   First adoption of Accounting
      Standards for Business Enterprises          --    (10,313)        --     (5,095)       (289)      (1,024)     (16,721)
                                            --------   --------   --------   --------    --------     --------     --------
BALANCE AT JANUARY 1, 2006                   179,021     61,963     76,573    158,970        (289)      23,996      500,234
                                            --------   --------   --------   --------    --------     --------     --------
CHANGES IN THE YEAR OF 2006                       --     (2,166)    13,355     54,285        (245)       2,132       67,361
                                            --------   --------   --------   --------    --------     --------     --------
   Net profit                                     --         --         --    136,229          --        6,518      142,747
                                            --------   --------   --------   --------    --------     --------     --------
   Losses recognised directly in equity           --     (2,166)        --         --        (245)      (2,878)      (5,289)
                                            --------   --------   --------   --------    --------     --------     --------
   Currency translation differences               --         --         --         --        (245)        (208)        (453)
   Purchase of minority interest in
      subsidiaries                                --     (2,166)        --         --          --       (2,569)      (4,735)
   Other                                          --         --         --         --          --         (101)        (101)
                                            --------   --------   --------   --------    --------     --------     --------
   Sub-total                                      --     (2,166)        --    136,229        (245)       3,640      137,458
                                            --------   --------   --------   --------    --------     --------     --------
   Shareholders' contribution and
      withdrawal                                  --         --         --         --          --        1,492        1,492
                                            --------   --------   --------   --------    --------     --------     --------
   Capital contribution by shareholders           --         --         --         --          --        1,492        1,492
                                            --------   --------   --------   --------    --------     --------     --------
   Profit distribution                            --         --     13,355    (81,944)         --       (3,000)     (71,589)
                                            --------   --------   --------   --------    --------     --------     --------
   Appropriation to surplus reserves              --         --     13,355    (13,355)         --           --           --
   Distribution to shareholders                   --         --         --    (68,589)         --       (3,000)     (71,589)
                                            --------   --------   --------   --------    --------     --------     --------
BALANCE AT DECEMBER 31, 2006                 179,021     59,797     89,928    213,255        (534)      26,128      567,595
                                            ========   ========   ========   ========    ========     ========     ========
BALANCE AT JANUARY 1, 2007                   179,021     59,797     89,928    213,255        (534)      26,128      567,595
                                            --------   --------   --------   --------    --------     --------     --------
CHANGES IN THE YEAR OF 2007                    4,000     62,395     12,768     57,289        (552)      11,576      147,476
                                            --------   --------   --------   --------    --------     --------     --------
   Net profit                                     --         --         --    134,574          --        8,920      143,494
                                            --------   --------   --------   --------    --------     --------     --------
   Gains or losses recognised directly
      in equity                                   --        152         --         --        (552)        (708)      (1,108)
                                            --------   --------   --------   --------    --------     --------     --------
   Currency translation differences               --         --         --         --        (552)        (620)      (1,172)
   Purchase of minority interest in
      subsidiaries                                --       (109)        --         --          --          (69)        (178)
   Fair value changes of
      available-for-sale financial assets         --        261         --         --          --           --          261
   Other                                          --         --         --         --          --          (19)         (19)
                                            --------   --------   --------   --------    --------     --------     --------
   Sub-total                                      --        152         --    134,574        (552)       8,212      142,386
                                            --------   --------   --------   --------    --------     --------     --------
   Shareholders' contribution and
      withdrawal                               4,000     62,243         --         --          --        9,508       75,751
                                            --------   --------   --------   --------    --------     --------     --------
   Capital contribution by shareholders
      - issuance of A shares                   4,000     62,243         --         --          --           --       66,243
   Capital contribution by shareholders
      - other                                     --         --         --         --          --        1,349        1,349
   Consolidation of PetroKazakhstan Inc.          --         --         --         --          --        8,159        8,159
                                            --------   --------   --------   --------    --------     --------     --------
Profit distribution                               --         --     12,768    (77,285)         --       (6,144)     (70,661)
                                            --------   --------   --------   --------    --------     --------     --------
   Appropriation to surplus reserves              --         --     12,768    (12,768)         --           --           --
   Distribution to shareholders                   --         --         --    (64,517)         --       (6,144)     (70,661)
                                            --------   --------   --------   --------    --------     --------     --------
BALANCE AT DECEMBER 31, 2007                 183,021    122,192    102,696    270,544      (1,086)      37,704      715,071
                                            ========   ========   ========   ========    ========     ========     ========

     9.2.3 Significant differences between IFRS and CAS

     The financial statements of the Group prepared in accordance with CAS differ in certain material aspects from those in accordance with IFRS. A statement of reconciliation of such differences is set out below:

                                                               2007          2006
CONSOLIDATED NET PROFIT                            NOTES   RMB MILLION   RMB MILLION
-----------------------                            -----   -----------   -----------
Net profit under IFRS                                        155,229       149,397
Adjustments:
   Depreciation of oil and gas properties            (1)      (7,463)       (9,173)
   Amortisation of revaluation for assets other
      than fixed assets and oil and gas
      properties in 1999                             (2)         (75)          (81)
   Disposal of revaluation for assets other
      than fixed assets and oil and gas
      properties in 1999                             (2)        (382)           --
   Depreciation and depletion of revaluation
      for fixed assets and oil and gas
      properties in 2003                             (3)        (162)         (111)
   Reversal of reversed impairment for
      non-current assets                             (4)          --            (4)
   Disposal difference due to the reversal of
      reversed impairment for non-current assets     (4)         142            --
   Reversal of safety funds accrued under CAS
      which do not meet the liability
   definition under IFRS                             (5)      (3,559)           --
   Other                                                         (57)          (14)
   Deferred taxation                                 (6)        (179)        2,733
                                                            --------      --------
Net profit for the year under CAS                            143,494       142,747
                                                            ========      ========

                                                           DECEMBER 31,   DECEMBER 31,
                                                               2007           2006
CONSOLIDATED SHAREHOLDERS' EQUITY                  NOTES   RMB MILLION    RMB MILLION
---------------------------------                  -----   ------------   ------------
Shareholders' equity under IFRS                               776,347       617,591
Adjustments:
   Depletion of oil and gas properties               (1)      (79,662)      (72,199)
   Revaluation and amortisation and disposal of
      revaluation for assets other than fixed
      assets and oil and gas properties in 1999      (2)          409           866
   Revaluation and depreciation and depletion of
      revaluation for fixed assets and oil and
      gas properties in 2003                         (3)          337           499
   Reversal of reversed impairment for
      non-current assets and the disposal
      difference due to that                         (4)          (92)         (234)
   Reversal of safety funds accrued under CAS
      which do not meet the liability definition
      under IFRS                                     (5)       (3,559)           --
   Currency translation differences                              (390)         (787)
   Other                                                          525           524
   Deferred taxation                                 (6)       21,156        21,335
                                                             --------      --------
Shareholders' equity under CAS                                715,071       567,595
                                                             ========      ========

(1) Depletion for oil and gas properties is provided using the unit of production method under IFRS, while the straight-line method is used under CAS.

(2) During the Restructuring in 1999, valuation was carried out on June 30, 1999 for assets and liabilities CNPC invested. Valuation results from China Enterprise Appraisals are all recognised in financial statements under CAS. However, in the financial statements under IFRS, revaluation model is used in subsequent measurement by the Group only for fixed assets and oil and gas properties. Consequently, valuation results other than fixed assets and oil and gas properties are not recognised in the financial statements under IFRS.

(3) As revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluation should be carried out by independent appraisers regularly. In order to meet the requirement of IFRS, on September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The result of revaluation is recognised in the financial statements under IFRS. However, fixed assets and oil and gas properties are measured by cost model under CAS. Consequently, these revaluation results are not recognised in the financial statements under CAS.

(4) Under CAS, once recognised, the impairment loss for long-term assets, such as fixed assets, oil and gas properties, intangible assets and long-term equity investment, cannot be reversed in subsequent accounting periods. However, under IFRS, once changes have been indicated for various factors based on which impairment for long term assets was provided and make the recoverable amount higher than the carrying amount, the impairment loss recognised previously shall be reversed.

(5) In accordance with the "Temporary regulation for safety expense financial management of high risk industry" from MOF of PRC, this safety fund has been accrued for the Group's oil and gas exploration, refinery and chemical production activities within PRC from January 1, 2007. This safety fund has been recognised into the Group's income statement. The accrued safety fund will be used for improving the safety conditions of production. As the Group did not have specific utilisation plan for this accrued safety fund as at December 31, 2007, it was reversed under IFRS.

(6) The consequences of (1)-(5) and other differences between IFRS and CAS on deferred taxation.

9.3 EXPLANATION FOR CHANGES IN ACCOUNTING POLICY, ACCOUNTING ESTIMATE OR RECOGNITION POLICY AS COMPARED WITH THOSE FOR LAST ANNUAL REPORT

     [X] Applicable [ ] Not applicable

     On January 1, 2007, the Group adopted the CAS. The financial statements of the Group for the year ended December 31, 2007 are the first set of annual financial statements prepared in accordance with CAS.

     The Company is an H shares-listed company which, up to December 31, 2006, used to prepare its consolidated financial statements in accordance with both the "Accounting System for Business Enterprises" issued on December 29, 2000 and the Accounting Standards for Business Enterprises and other regulations applicable that were issued before February 15, 2006 (the "old CAS") in China and the IFRS. According to the related regulations in CAS "Interpretation No.1", the comparative figures in respect of 2006 were retrospectively adjusted and restated to reflect these adjustments according to the differences between the standards under CAS and the old CAS, in addition to the retrospective adjustments required by article 5 to 19 of CAS 38 "Initial Implementation of Accounting Standards for Business Enterprises".

     The main retrospective adjustments include:

     - Equity investment differences arising from a business combination under common control and other credit equity investment differences of long-term equity investment under the equity method were written off.

     - Goodwill arising from a business combination under common control was written off.

     - Recognition of deferred tax assets and liabilities related to the temporary differences between the carrying amount of assets or liabilities and their tax bases, and the deductible loss and tax credits that can be carried forward.

     - Long-term equity investments in subsidiaries are retrospectively adjusted in the Company's separate financial statements as if the subsidiaries have been accounted for at cost from the initial recognition.

9.4  NATURE, CORRECTED AMOUNT, REASON AND IMPACT OF MATERIAL ACCOUNTING ERROR

     There is no material accounting error in the current reporting period.

9.5 CHANGES IN THE SCOPE OF CONSOLIDATION AS COMPARED WITH THOSE FOR LAST ANNUAL REPORT

     [X] Applicable [ ] Not applicable

     On December 28, 2006, the Group acquired a 67% equity interest in PetroKazakhstan Inc. from CNPC International Limited, a subsidiary of CNPC for a consideration of RMB21,376 million. Pursuant to the shareholders' agreement in relation to the acquisition of PetroKazakhstan Inc., each shareholder had a veto right relating to certain financial and operating decisions, and the Group was therefore considered to have joint control over PetroKazakhstan Inc.. As such, in accordance with the Group's accounting policy, the Group accounted for its investment in PetroKazakhstan Inc. using the equity method of accounting from December 28, 2006.

     On December 12, 2007, through a supplementary agreement between the Group and the minority shareholder of PetroKazakhstan Inc., the Group gained control over PetroKazakhstan Inc. from that date. Therefore, as of the date it acquired control over PetroKazakhstan Inc., December 12, 2007, the Group accounts for its investment in PetroKazakhstan Inc. as a subsidiary.

10   REPURCHASE, SALE OR REDEMPTION OF SECURITIES

     The Company or any of its subsidiaries did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2007.

11 COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

     The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the "MODEL CODE"). The Company has made an inquiry with all its Directors and Supervisors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.

12   COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

     The Company is dedicated to enhancing the level of its corporate governance. The Company has complied with the code provisions under the Code on Corporate Governance Practices under the Listing Rules applicable during the year ended December 31, 2007, except that since May 20, 2007, the roles of the chairman and the president were held by the same person. Following the retirement of Mr Chen Geng, the then chairman of the Board, Mr Jiang Jiemin, who was the president and vice chairman of the Company, has since May 20, 2007 been appointed as the chairman of the Board concurrently with his role as the president of the Company. With his extensive experience in China's oil and gas industry and substantial knowledge of the operations and management of the Company, the Board believes that Mr Jiang will continue to provide strong leadership to the Board and facilitate the Company to implement its plans and strategies smoothly and effectively. The Board believes that such change in the management structure will not affect the operations and business development and corporate governance of the Company. In view of the importance of the role as the president, should there be a candidate with the suitable credentials, the Board will consider appointing a new president to comply with the relevant requirement under the Code on Corporate Governance Practices.

13   AUDIT COMMITTEE

     The members of the audit committee of the Company formed pursuant to Appendix 14 of the Listing Rules include Mr Franco Bernabe, Mr Chee-Chen Tung, Mr Liu Hongru and Mr Gong Huazhang. The main responsibilities of the audit committee are the review and monitoring of the form of financial submissions and the internal control mechanism of the Group and giving advice to the Board of Directors. The audit committee of the Company has reviewed and confirmed the final results announcement and the 2007 Annual Report for the twelve months ended December 31, 2007.

     The figures in respect of the results announcement of the Group's results for the year ended December 31, 2007 have been agreed by the Company's auditors to the amounts set out in the Group's audited consolidated financial statements for the twelve months ended December 31, 2007.

                                              By Order of the Board of Directors
                                                      PETROCHINA COMPANY LIMITED
                                                                    JIANG JIEMIN
                                                                        Chairman
                                                                Beijing, the PRC
                                                                  March 19, 2008

     As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Duan Wende as executive director; Mr Zheng Hu, Mr Zhou Jiping, Mr Wang Yilin, Mr Zeng Yukang, Mr Gong Huazhang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru and Mr Franco Bernabe as independent non-executive directors.

     This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group's current views with respect of future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements.

     This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

     The Company will hold an online investor presentation in respect of the results of the Group for the year ended December 31, 2007 at the Online Road Show Centre of the China Securities Journal (www.cs.com.cn) on March 28, 2008 from 9:30 a.m. to 11:30 am (Beijing time). The senior management of the Company will respond online to the questions from the investors relating to the results of the Group for the year ended December 31, 2007, the production and operations of the Group and related questions. Shareholders of the Company and investors are welcome to participate.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: March 20, 2008                   By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary